SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP
Ltd.

Fourth Quarter 2010 Results

Lima, Peru, February 03, 2011 - Credicorp (NYSE:BAP) announced today its unaudited results for the fourth quarter of 2010. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•     Credicorp reported solid 4Q10 earnings of US$ 129.3 million, though substantially lower than the strong 3Q and 2Q net results, both of which were significantly boosted by extraordinary earnings from the sale of securities.
•     Business performance was strong and maintained its growth trend throughout the year as evidenced by net interest income (NII) increasing 5% from 2Q to 3Q and 4% from 3Q to 4Q, reaching US$ 282 million this 4Q10. Such robust growth is also evidenced by annual results which show a significant net earnings expansion of about 22% reaching US$ 571.3 million, despite lower extraordinary income in 2010 vs. 2009.
•     Furthermore, the recovery of economic activity in the Peruvian market is today unquestionable and led to the strong growth of our loan book of 24.2%, with deposits also performing strongly and expanding 28.3%.
•     NIM dropped in 4Q as a result of the BCRP’s monetary policies which by 4Q increased funding costs, but had a stable performance for the year, as the impact of such policies and competitive & market pressures on margins and fees was delayed and/or compensated by strong business growth and rising local interest rates improving the yields on investments. Thus, NIM remained stable at 4.8% for the year.
•     Non-financial income sustained its high level of 4Q and had an excellent performance for the year with fees up 20.2% for the year and gains on FX up 12.8%. No extraordinary non-recurrent gains on the sale of securities were reported in 4Q (vs. the last 2Qs of high extra ordinaries), leading to a drop in non financial income for 4Q. Despite this, total non-financial income was 10.2% stronger in 2010 vs. 2009.
•     An improvement of our PDL ratio to 1.46% in 4Q10 was recorded as the absolute volumes of past due loans dropped and our loan portfolio expanded. Nevertheless, our conservative internal policy on coverage and provisions, our stronger incursion into more risky segments of the business as well as regulatory changes that required more provisions led to a decision to maintain a high level of provisions, which were still 7.6% lower than those of 3Q.  Therefore, reserves were only slightly lower for 2010 at 2.9% of total loans vs. 3.1% in 2009.
•     The continuing good performance of the insurance business is reflected in the slightly lower though still very strong US$ 42.5 million net premium income, which contributed to a 19.2% growth in premium contribution for the year 2010.
•     After significant drops in operating costs in the 1H10, these were 3.4% up in 3Q and increased 18.2% in 4Q as a result of some typical year end increases, some additional cost stemming from the increased levels of variable remuneration of employees and investments in training & advisory services as we develop business opportunities. Nevertheless, the strong income generation led to an improvement in the efficiency ratio for the year from 42.1% to 41.2%.
•     BCP’s 4Q operating results also reflect solid growth in net loans of 7.8% and increase in NII of 5.1% QoQ, reflecting the higher cost of US Dollar funding, and the stronger growth of the low margin corporate loan book and large liquidity positions reducing the average yields on total portfolio. Provisions for loan losses dropped only slightly despite the improvements in portfolio quality and operating costs revealed a strong year-end increase of 16.3% QoQ. Furthermore, a slight revaluation of the US currency internationally also affected our open soles position generating a small loss instead of the larger gains posted in previous Qs. Thus, net contribution to Credicorp dropped to US$ 99.1 million from US$ 135.2 in 3Q. Despite this Q drop, accumulated results are very strong reaching US$ 476.3 million net earnings for 2010 and US$ 464.4 million earnings contribution, which reflect a 19.9% earnings growth for the year.
•     ASHC’s contribution to Credicorp this 4Q was up by 10.4% to US$ 11.7 million following a good evolution of its asset management business.
•     The insurance business also shows a strong performance reporting for the 4Q net earnings at the same high level of 3Q of US$ 16.5 million and a 10.8% higher net income of US$ 68.3 million for the full year. However, the acquisition of ALICO’s shares of Pacifico boosted PPS’s income contribution to Credicorp to US$ 16.0 million for 4Q, 52.9% higher than the previous Q.
•     Prima AFP maintained good business results and benefitted from a tax reversal due to a change in IFRS accounting that led to US$ 8.0 million net income contribution for 4Q10. Accumulated results for the year also reveal a 22.6% increase in contribution to US$25.5 million.
•     Overall, Credicorp had a good 4Q which contributed to the excellent income generation in all businesses reaching loan book growth of 24.2% for the year, 22.7% ROAE, a 1.46% PDL ratio and an improved efficiency ratio of 41.2% for the year 2010.

I. Credicorp Ltd.

Overview

Credicorp reported solid 4Q10 earnings of US$ 129.3 million, though substantially lower than the strong 3Q and 2Q net results, both of which were significantly boosted by extraordinary earnings from the sale of securities and translation results.  This excellent business result for the 4Q contributed to the total net income after minority holdings reported by Credicorp for the year which reached US$ 571.3 million. These results evidence robust net earnings expansion of about 21.6%, despite lower extraordinary income in 2010 vs. 2009.

The recovery of economic activity in the Peruvian market is today unquestionable and led to the strong growth in our loan book of 24.2%, with deposits also performing strongly and expanding by 28.3%. Only in 4Q net loans were up 7.5% reflecting strong business activity. This growth stems from the strong corporate activity which made wholesale banking become the star performer in terms of growth for the year 2010, growing 8.3% QoQ and 29.9% YoY. On the retail banking side, the best performers were SME / PYME lending which grew 10.1% y 28.3%, and mortgage lending expanding 6.6% and 20.5% quarterly or yearly respectively.

Following such strong loan book expansion, business performance was robust this 4Q and maintained its growth trend throughout the year as evidenced by net interest income (NII) increasing 5% from 2Q to 3Q and 3.9% from 3Q to 4Q, reaching US$ 282.1 million this 4Q10. These improvements in NII reflect however the pressure on funding cost stemming from the restrictive monetary policy of the central bank which led to increases in interest paid on time deposits and increases in reserve requirements, and from measures taken to reduce the pressure on the exchange rate for the local currency, which in turn also generated some scarcity of the US currency. This, plus the strong growth of the wholesale portfolio with tighter margins and high levels of liquidity invested at the Central Bank with even smaller margins affected NIM for 4Q and led to a tighter NIM for the period of 4.6%. Nevertheless, overall NIM for the year remained flat at 4.83%, since the funding cost of deposits was significantly lower still for the year vs. 2009 and could compensate the negative pressure of the stronger expansion of the low margin corporate business and high liquidity positions.

A further improvement of our PDL ratio to 1.46% in 4Q10 was recorded as our loan portfolio grew at the above mentioned rates, and the absolute volumes of past due loans dropped again. Nevertheless, our conservative internal policy on coverage and provisions, as well as regulatory changes that required more provisions –including the pro-cyclical provisions- led us to maintain a high level of provisions. Thus reserves for loan losses reached 2.9% of our loan book vs. 3.1% in 3Q, while coverage increased to 198.2% from 193.1%.

Non-financial income had rather a flat performance with fee income staying at the same high levels of the previous Qs and gains on FX transactions up 10.3%. The extraordinary non-recurrent gains on the sale of securities in the previous 2 Qs have a distorting effect on non financial income and the bottom line results.

The insurance business also performed well with income from net insurance premiums up 5.2%, but also a significant increase in claims that led to a 3.9% drop in total quarterly operating income contributed by the insurance business to Credicorp.

After two consecutive QoQ drops in operating costs in the 1H10, these were 3.4% up in 3Q and increased even further by +18.2% in 4Q. This was the result of some typical year-end increases in administrative costs, some additional cost stemming from the increased levels of variable remuneration of employees provisions for our incentive programs and investments in training & advisory services as we develop business opportunities. Nevertheless, the strong income generation led to an improvement in the efficiency ratio for the year from 42.1% to 41.2%.

Credicorp Ltd.	Quarter			Change %		Year ended		Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY	Dec 10	Dec 09	Dec 10 / Dec 09
Net Interest income	282,131	271,438	237,963	3.9%	18.6%	1,057,587	891,918	18.6%
Net provisions for loan losses	(48,304)	(52,303)	(44,044)	-7.6%	9.7%	(174,682)	(163,392)	6.9%
Non financial income	191,866	193,987	174,124	-1.1%	10.2%	750,215	680,866	10.2%
Insurance premiums and claims	42,498	44,220	45,029	-3.9%	-5.6%	164,721	138,225	19.2%
Operating expenses	(287,444)	(243,281)	(260,064)	18.2%	10.5%	(1,003,744)	(898,639)	11.7%
Operating income (1)	180,747	214,060	153,008	-15.6%	18.1%	794,097	648,977	22.4%
Core operating income (2)	180,747	204,423	153,008	-11.6%	18.1%	759,111	576,250	31.7%
Non core operating income (3)	-	9,637	-	-100.0%	-	34,986	72,727	-51.9%
Translation results	(7,074)	14,467	1,075	-148.9%	-758.2%	24,128	12,371	95.0%
Worker's profit sharing and income taxes	(41,456)	(62,941)	(21,112)	-34.1%	96.4%	(214,910)	(156,913)	37.0%
Net income	132,217	165,586	132,971	-20.2%	-0.6%	603,315	504,435	19.6%
Minority Interest	2,935	9,360	10,675	-68.6%	-72.5%	32,013	34,651	-7.6%
Net income attributed to Credicorp	129,282	156,226	122,296	-17.2%	5.7%	571,302	469,783	21.6%
Net income/share (US$)	1.62	1.96	1.53	-17.2%	5.7%	7.16	5.89	21.6%
Total loans	14,393,358	13,409,258	11,585,635	7.3%	24.2%	14,393,358	11,585,635	24.2%
Deposits and obligations	18,085,310	16,652,009	14,091,828	8.6%	28.3%	18,085,310	14,091,828	28.3%
Net shareholders' equity	2,838,360	2,689,315	2,316,856	5.5%	22.5%	2,838,360	2,316,856	22.5%
Net interest margin	4.6%	4.8%	5.1%			4.8%	4.9%
Efficiency ratio	43.7%	39.4%	44.0%			41.2%	42.1%
Return on average shareholders' equity	18.7%	24.4%	22.0%			22.7%	24.1%
PDL / total loans	1.46%	1.59%	1.59%			1.46%	1.59%
Coverage ratio of PDLs	198.2%	193.1%	192.0%			198.2%	192.0%
Employees	19,641	19,012	20,148			19,641	20,148
(1) Income before translation results, workers' profit sharing and income taxes.
(2) Core operating income = Operating income - non core operating income.
(3) Includes non core operating income from net gains on sales of securities of US$ 43.406 million in 1Q09, US$ 29.321 million in 2Q09, US$ 25.349 million in 2Q10 and US$ 9.637 million in 3Q10, registered in subsidiary BCP.

In addition to the pressures on funding costs, the absence of the substantial extraordinary gains reported in the previous Qs and the higher operating costs; the international revaluation of the US Dollar also generated a translation loss of US$ 7.1 million (vs. the gains reported in the previous quarters given the strong local currency position) which exacerbated the drop of Credicorp’s 4Q results. Thus net income reached US$ 132.2 million, down 20.2% QoQ which resulted in net income attributable to Credicorp of US$ 129.3 million.

The excellent business performance of Credicorp is significantly more evident looking at the performance for the full year, with operating income up by 22.4%, leading to total net income generated by Credicorp of US$ 603.3 million, of which US$ 571.3 million are attributable to Credicorp and represent an impressive income growth of 21.6% for the year 2010. This performance reflects as well a 22.7% ROAE, 2.2% ROAA, 4.83% NIM, 41.2% efficiency ratio and 1.46% PDL ratio with 198.2% coverage, by all means, more than satisfying results and all at the high end of expected targets.

Credicorp – The Sum of Its Parts

The excellent evolution of Credicorp’s businesses this 4Q10 is again somewhat hidden by different elements, but looking at the individual businesses and especially at year end results, the excellence of its performance becomes evident.

There is today little doubt about the strength of the growth cycle that has started again in the country, which has not only reactivated loan growth, but further increased the good levels of income at the asset management subsidiaries and spurred growth in insurance activity, leading to consistently strong numbers.

The drop in BCP’s 4Q results disguises the strong business evolution that resulted in a 7.6% loan book growth for the Q and 23.8% for the year. The elements that explain the drop in the 4Q10 like the high level of provisions and higher operating costs had in fact a modest expansion when looking at the full year, since provisions grew only 6.5% and costs 10.9% for the year. Non financial income also improved 9.8% for the year despite the fact that the absence of these affected 4Q results and extraordinary gains on the sale of securities were significantly higher in 2009 than in 2010. In fact, the superb performance of fee income, up 25.5% for the year helped offset the difference in extraordinary results. Another element that exacerbated the 4Q drop in income for BCP was the translation results which turned to a loss this 4Q due to the sudden strengthening of the US currency internationally. For the year, however, this line is also a strong positive with US$ 23.3 million in earnings that helps compensate for higher profit sharing and taxes. Bottom line: BCP had an excellent increase in earnings of 19.9% for 2010, no doubt a superb result.

Thus, net contribution to Credicorp was up 19.5% for the year reaching US$ 464.4 million, which reflects a strong ROAE of 26.8% and ROAA of 2.1%.

Earnings contribution	Quarter			Change %		Year ended		Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY	Dec 10	Dec 09	Dec 10 / Dec 09
Banco de Crédito BCP(1)	99,129	135,216	104,518	-27%	-5%	464,360	388,501	20%
BCB	3,445	3,442	9,521	0%	-64%	15,815	30,372	-48%
Financiera Edyficar	4,420	5,313	1,112	-17%	297%	21,507	1,112	1834%
Atlantic	11,711	10,603	14,856	10%	-21%	48,801	29,716	64%
PPS	15,962	10,439	12,372	53%	29%	47,411	37,374	27%
Grupo Crédito (2)	2,913	6,069	5,548	-52%	-47%	23,049	26,556	-13%
Prima	8,006	5,696	4,224	41%	90%	25,505	20,798	23%
Others	(5,093)	373	1,324	-1465%	-485%	(2,456)	5,758	-143%
Credicorp and others (3)	(433)	(6,101)	(14,996)	-93%	-97%	(12,319)	(12,363)	0%
Credicorp Ltd.	(781)	(5,844)	(14,992)	-87%	-95%	(12,123)	(13,787)	-12%
Others	348	(257)	(4)	-235%	-9132%	(196)	1,424	-114%
Net income attributable to Credicorp	129,282	156,226	122,298	-17%	6%	571,302	469,784	22%
(1) Includes Banco de Crédito de Bolivia and Edyficar.
(2) Includes Grupo Crédito, Servicorp and Prima AFP.
(3) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

BCP Bolivia reported this 4Q flat earnings contribution of US$ 3.4 million which reflect the new level of income generation of Bolivia after all the intervention of the government that led to the reduction of margins and fees and despite a robust loan growth which again reached 6.0% QoQ. Overall, performance for the year 2010 revealed robust loan growth of 25.7%, but profitability has come down to a total contribution for the year of US$ 15.8 million down from US$ 30.4 million in 2009 and even higher contributions in the past. Nevertheless, ROAE remains at an acceptable 14.7%.

Financiera Edyficar obtained positive results in 4Q10, which contributed to consolidating the company’s excellent performance throughout 2010. Net earnings in 4Q10 were US$ 4.5 million, which is lower than the figure reported in 3Q10 (-16.9%) due primarily to higher income tax provisions for 2010 realized in the 4Q and due to a slight loss on local currency exposure after the Nuevo Sol depreciated 1% against the US Dollar during 4Q10.  Nevertheless, business evolution was excellent with a loan portfolio up 42.6% for the year maintaining its PDL ratio low at 4.0%.

ASHC reported an increase in contribution of 10.4% reaching US$ 11.7 million for 4Q10. The QoQ increase is primarily attributable to higher margins in 4Q10, which were associated with a strategy to seek higher returns by reshuffling the investment portfolio. Aligned with this move, US$ 1.8 million in provisions were set aside this quarter in keeping with the bank’s conservative policy.  This result brought ASHC’s contribution to Credicorp to a record sum of US$ 48.8 million, an unprecedented figure for our asset management & private banking business.

Pacifico insurance group reported net income of US$ 16.5 million in 4Q10, similar to the figure of US$ 16.4 million recorded in 3Q10.  However, accumulated results in 2010 reported record net income of US$ 68.3 million, which tops 2009’s result of US$ 61.7 million by 10.8%. This increase is due primarily an improvement in the underwriting result. The underwriting result obtained in 2010 totaled US$ 93.4 million, which exceeds last year’s result by 16.9%. This significant growth is due to a lower loss ratio of 63.6% versus 65.2% in 2009, which is in turn attributable to a disciplined approach to underwriting and portfolio diversification. The expense side however, increased enough to offset the improvement in the loss ratio, though leaving enough room for the 10.8% expansion of net earnings referred to above.

In addition, Pacifico’s contribution to Credicorp benefitted this last 4Q from the acquisition of ALICO’s shares of the Pacifico group, especially since the profitable life insurance business contributes now almost 100% of its income to the group vs. about 50 % before the acquisition. Such contribution reached this 4Q US$ 16.0 million which exceeded 3Q10’s figure and topped the earnings of US$ 12.4 million reported in 4Q09. For the year, PPS contributed US$ 47.4 million to Credicorp’s bottom line, becoming this way a significant player that offers also a large growth potential.

Finally, Prima AFP outperformed its previous results and reported US$ 8.0 million contribution for the 4Q, up 40.6%. This is the result of the reversal of some provisions for taxes & profit sharing and a slight increase in fee income. On a yearly basis, Prima also reports an extraordinary 22.6% increase in net income contribution reaching a total US$ 25.5 million, an outstanding result for a business that is still constraint by temporary regulatory measures. Furthermore, Prima has finally consolidated its leadership in the industry including its volumes of assets under management.

Credicorp Ltd.’s line includes the provisions for withholding taxes on dividends paid to Credicorp and eventually dividend & interest income from investments in some selected Peruvian stocks and bonds recorded during the period, which are today held at Credicorp Ltd. and previously booked at Grupo Crédito. However, the change in the holding structure with the relevance given to Grupo Credito as a local holding has reduced significantly the withholding taxes paid and therefore the provisions needed for these every Q, which explains the drop in the provisions reported at Credicorp Ltd. It is also worth mentioning, that the cost of executing the changes in holding structure summed approximately US$9 million (partly booked at Grupo Credito under others and partly at Credicorp Ltd.), but were more than compensated by the savings in withholding taxes the change generated for which provisions had been created and were now reversed.

As described above, all business segments are today aligned with Credicorp’s overall objectives and have become significant and profitable contributors to the growth targets set by Credicorp.

II. Banco de Crédito – BCP - Consolidated

Summary 4Q10

BCP’s net income in 4Q10 totaled US$ 101.6 million. Although this result reflects a 26% drop QoQ, it in no way indicates that business is deteriorating given that the bank’s core earnings registered a 3.6% expansion during the same period.

The bank’s core earning, in fact, reported significant growth and demonstrate that the upward trend seen earlier in the year remains in play. In this context, net interest and dividend income grew 5.1% QoQ while fee income remained at levels similar to those seen in the previous quarter. Net gain on FX transactions grew 9.7% this quarter.

Core earnings	Quarter			Change %		Year to date		Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY	Dec. 10	Dec. 09	Dec. 10 / Dec. 09
Net interest and dividend income	254,533	242,274	211,233	5.1%	20.5%	944,634	798,217	18.3%
Fee income, net	120,136	120,839	109,546	-0.6%	9.7%	461,775	368,067	25.5%
Net gain on foreign exchange transactions	28,909	26,354	23,430	9.7%	23.4%	104,361	93,462	11.7%
Core earnings	403,578	389,467	344,209	3.6%	17.2%	1,510,770	1,259,746	19.9%

This evolution clearly indicates that the decline is associated with significantly lower extraordinary income from sales of securities which reached substantial levels in the previous two quarters; higher operating expenses related to seasonal effects, the impact of variable remuneration and incentive compensation provisions during a quarter marked by strong loan growth and continuous growth of the network; and the global recovery of the US dollar, reflected in the exchange rate, generating translation losses that contrast with the translation gains posted in the previous quarter.

The aforementioned demonstrates that the banking business continues to experience the strong expansion reported in previous quarters. The year’s accumulated results leave no room for doubt that this expansive trend continues as BCP reported close to 24% growth in loans, 20% increase in net income of US$ 476.3 million and a 22.5% expansion in operating income.

Banco de Credito and Subsidiaries	Quarter			Change %		Year to date		Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY	Dec. 10	Dec. 09	Dec. 10 / Dec. 09
Net financial income	254,533	242,274	211,233	5.1%	20.5%	944,634	798,217	18.3%
Total provisions for loan loasses	(48,531)	(52,614)	(44,933)	-7.8%	8.0%	(175,773)	(165,104)	6.5%
Non financial income	159,912	167,348	144,977	-4.4%	10.3%	634,642	577,945	9.8%
Operating expenses	(214,813)	(184,751)	(197,956)	16.3%	8.5%	(768,077)	(692,423)	10.9%
Operating income (1)	151,101	172,257	113,321	-12.3%	33.3%	635,426	518,635	22.5%
Core operating income (2)	151,101	162,620	113,321	-7.1%	33.3%	600,440	445,908	34.7%
Non core operating income (3)	-	9,637	-	-100.0%	-	34,986	72,727	-51.9%
Translation results	(6,281)	12,896	12,609	-148.7%	-149.8%	23,267	7,802	198.2%
Worker's profit sharing and income taxes	(43,103)	(46,382)	(18,207)	-7.1%	136.7%	(181,685)	(127,884)	42.1%
Net income	101,567	138,620	107,398	-26.7%	-5.4%	476,317	397,378	19.9%
Net income / share (US$)	0.040	0.054	0.042	-26.8%	-5.5%	0.186	0.155	19.8%
Total loans	14,334,841	13,326,601	11,577,303	7.6%	23.8%	14,334,841	11,577,303	23.8%
Deposits and obligations	17,069,817	15,642,366	14,465,809	9.1%	18.0%	17,069,817	14,465,809	18.0%
Net shareholders´ equity	1,992,545	1,864,471	1,675,533	6.9%	18.9%	1,992,545	1,675,533	18.9%
Net financial margin	4.5%	4.8%	5.0%			4.8%	4.9%
Efficiency ratio	50.9%	46.3%	53.8%			49.1%	51.9%
Return on average equity	21.1%	31.3%	26.6%			26.8%	26.6%
PDL / Total loans	1.5%	1.6%	1.6%			1.5%	1.6%
Coverage ratio of PDLs	198.5%	193.3%	192.3%			198.5%	192.3%
BIS ratio	12.8%	13.9%	14.5%			12.8%	14.5%
Branches	327	324	334			327	334
Agentes BCP	3,513	3,354	2,801			3,513	2,801
ATMs	1,159	1,109	996			1,159	996
Employees	16,148	15,650	16,748			16,148	16,748
(1) Income before translation results, workers' profit sharing and income taxes.
(2) Core operating income = Operating income - non core operating income.
(3) Includes non core operating income from net gains on sales of securities of US$ 43.406 million in 1Q09, US$ 29.321 milliom in 2Q09, US$ 25.349 million in 2Q10 and US$ 9.637 million in 3Q10.

If we look at the differences that explain the lower result this quarter in greater detail, the following points stand out:

i) The lower income from sales of securities explains the decline of close to US$ 10 million;

ii) Translation losses due to the recovery of the US currency, contrasted with the translation gains posted last quarter, which account for a decline of almost US$ 19 million; and

iii)   Higher expenses for personnel, an increase of the impact of variable remuneration due to strong loan expansion and the provisions required for the incentive compensation packages, and seasonally higher administrative expenses increased total operating expenses for the Q in about US$ 30 million.

Additionally, loan provisions remained historically high due to the bank’s decision to implement pro-cyclical provisions prior to the date required by the Supervisor as well as the conservative approach of management. These high levels were maintained despite a drop in the past-due loans and the subsequent improvement in the past-due-loan ratio, which fell from 1.6% to 1.5% at the end of the year.

The assets level grew substantially, reporting 8.1% growth QoQ due to an increase in total loans (+7.8% QoQ) and the bank’s higher liquidity levels (+10.9%), the latter of which suffered a re-composition after the BCRP decided not to renew a significant quantity of CDs (securities available for sale), choosing instead to replace them by auctioning BCRP time deposits. This move was meant to reduce the supply of investments denominated in Nuevos Soles made available to non-banking entities (such as funds), which had been selling their positions in dollars to invest in these attractive local currency CDs, generating significant revaluation pressure on the exchange rate.

This strong growth in assets went hand-in-hand with substantial growth in deposits –mainly time-deposits- , which increased 9.1% QoQ and the expansion of 14.6% QoQ in due to banks, an evolution that spurred funding cost in this 4Q.

After three consecutive quarters of improvement in operating efficiency, this indicator increased in 4Q10 due to higher spending reaching a level of 50.9%. This level represents the high end of the new range of the efficiency ratio that we hope to maintain after implementing a series of measures.

The lower result this quarter also affected ROAE, which only reached 21.1% this quarter while ROAA fell to 1.7%.

Comparison 2010 vs. 2009

Accumulated results this year, in contrast to quarterly results, reflect the excellent business evolution in terms of expansion of the loan portfolio and assets level as well as increased earnings. The accumulated results also reported an increase in ROAE, which went from 26.6% to 26.8%.

Total loans grew 24% and subsequently, net interest income also increased 18.3%, which was in line with loan growth, while NIM was sustained at its 4.8%. Nevertheless, provisions, which were high during the last two quarters, only grew 6.5%.

Fee income experienced record growth of 25.5% in 2010, which led to 9.8% growth in non-financial income despite income from securities sales did not reach the extraordinarily high levels registered the previous year.

On the expenses side, although operating expenses grew substantially this last quarter, accumulated results for the year reported a very modest 10.9%. As such, the efficiency ratio reflects the year’s true achievements in terms of this indicator, which fell from 51.9% to 49.1%. This result is in line with our goal to improve the bank’s efficiency.

Despite a minor translation loss in 4Q10, the year’s accumulated results report translations gains for triple the amount registered last year. This confirms that bank’s policy in terms of FX positions in a context marked by a revaluation in the Nuevo Sol, which reached 2.8% in 2010, was on-target.

In this scenario, accumulated income in 2010 totaled US$ 476 million, which is a new record for the bank and reflects 19.9% growth in earnings this year.

II.1 Interest Earning Assets

Interest earning assets reported a significant increase of 8.9% QoQ. This was attributable to growth in current loans (+7.7%) and in other liquidity positions, which were restructured to include BCRP time deposits.

Interest earning assets	Quarter			Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY
BCRP and other banks	7,661,891	3,012,573	2,980,575	154.3%	157.1%
Interbank funds	59,000	-	75,000	100.0%	-21.3%
Trading securities	114,430	73,986	70,318	54.7%	62.7%
Securities available for sale	1,503,201	5,336,436	3,026,542	-71.8%	-50.3%
Current loans	14,125,859	13,114,103	11,393,557	7.7%	24.0%
Total interest earning assets	23,464,381	21,537,098	17,545,992	8.9%	33.7%

The most significant re-composition of assets came after BCRP decided to stop issuing CDs and replace them with Time deposits auctions. This restructuring has had little impact on investment yields for banks given that it generates no relevant effect on rates. Nevertheless, investment in BCRP deposits is only available to banking entities and cannot be accessed by other financial entities such as investment funds, which, on the contrary had access to BCRP CDs. This decision allowed BRCP to reduce revaluation pressures on the domestic currency, which were generated by investment funds’ attempts to improve profitability in Nuevos Soles through the investment in CDs for positions held in dollars.

Furthermore, we would like to point out that BCRP’s policy on legal reserves, which increased reserve requirements in approximately US$ 840 million throughout 2010, had some impact on the profitability of assets.

On the other hand, current loans increased 7.7% QoQ while the rest of investments & deposits in BCRP and other banks grew 10.9% QoQ, which changed the composition of interest-earning assets against the most profitable asset, having also a negative impact on NIM, as we explain later on.

Loan portfolio

At the end of 2010, current loans at BCP totaled US$ 14,125 million, which stands as evidence of sustained growth throughout the year and represents a 7.7% expansion QoQ and 24% YoY. The upward trend in 2010 is attributable to the highly dynamic local economy and the Bank’s continuous efforts to become market leader in all segments.

The following chart shows the evolution of average daily balances and end-of-period balances. It is evident that the upward trend in loans has been constant throughout the year. Quarterly evolution shows 7.8% growth, which tops the 5.5% recorded last quarter and represents the most significant quarterly expansion in 2010.

If we analyze daily balances for each loan unit, it is evident that all the segments have grown QoQ and YoY. Wholesale Banking reported increases of 8.3% QoQ and 29.9% YoY that are associated primarily with financing for investment projects. Retail Banking reported 7.5% growth QoQ and 21.1% YoY, which is attributable to efforts to increase banking penetration.

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	4Q10	3Q10	4Q09		TaT	AaA
Wholesale Banking	7,650.8	7,065.0	5,891.3		8.3%	29.9%
- Corporate	5,087.8	4,552.2	3,987.2		11.8%	27.6%
- Middle Market	2,563.0	2,512.7	1,904.0		2.0%	34.6%
Retail Banking	5,182.5	4,821.0	4,280.5		7.5%	21.1%
- SME + Business	1,798.3	1,633.0	1,401.8		10.1%	28.3%
- Mortgages	1,869.2	1,753.4	1,551.8		6.6%	20.5%
- Consumer	949.9	898.3	828.8		5.7%	14.6%
- Credit Cards	565.0	536.3	498.1		5.4%	13.4%
Edyficar	333.3	302.1	254.4	*	10.3%	31.0%
Others (2)	762.0	735.1	660.4		3.7%	15.4%

Consolidated total loans	13,928.5	12,923.1	11,086.5		7.8%	25.6%
* Monthly-end balance as of Dec. 09. (1) Average daily balance. (2) Includes Work Out Unit, other banking and BCP Bolivia. Source: BCP

It is important to note the following with regard to the evolution within the two banking businesses:

•
The Corporate Banking portfolio reported the highest quarterly growth registered in the year (+11.8%), primarily due to significant mid-term financing that consolidated significant expansion of 27.6% YoY.

•
Middle-Market Banking portfolio registered a slight increase of 2% QoQ that was equivalent to US$50 million; this improvement was due primarily to mid-term and sales financing operations. Nevertheless, a final yearly review indicates that Middle-Market Banking’s portfolio increased a very strong 34.6%.

•	Within the Retail Banking segment, QoQ and YoY grew was most significant in the SME-Business and Mortgage segments, which grew 10.1% and 6.6% QoQ and 28.3% and 20.5% YoY, respectively.

•	Finally, Edyficar’s loan portfolio continued to increase throughout 2010 to total US$ 333.3 million at the end of the year. This represented a QoQ increase of 10.3%.

If we look at loan evolution by currency type, it is evident that both portfolios expanded QoQ and YoY. Nevertheless, the foreign currency (FC) portfolio reported the highest growth.

Average Daily Balances

	Domestic Currency Loans (1)						Foreign Currency Loans (1)
	(Nuevos Soles million)						(US$ million)
	4Q10	3Q10	4Q09		TaT	AaA	4Q10	3Q10	4Q09		TaT	AaA
Wholesale Banking	5,069.6	5,052.1	4,706.6		0.3%	7.7%	5,848.4	5,262.1	4,263.3		11.1%	37.2%
- Corporate	3,443.7	3,475.6	3,535.5		-0.9%	-2.6%	3,863.4	3,312.0	2,764.4		16.6%	39.8%
- Middle Market	1,625.9	1,576.6	1,171.0		3.1%	38.8%	1,985.0	1,950.1	1,499.0		1.8%	32.4%
Retail Banking	8,946.6	8,258.6	7,172.3		8.3%	24.7%	2,001.7	1,873.7	1,799.7		6.8%	11.2%
- SME + Business	3,228.1	2,876.7	2,442.1		12.2%	32.2%	650.7	606.3	557.1		7.3%	16.8%
- Mortgages	2,378.8	2,240.8	1,826.3		6.2%	30.3%	1,023.5	953.7	920.2		7.3%	11.2%
- Consumer	1,956.2	1,830.5	1,657.7		6.9%	18.0%	254.4	245.0	255.5		3.8%	-0.4%
- Credit Cards	1,383.5	1,310.6	1,246.3		5.6%	11.0%	73.2	68.6	67.0		6.6%	9.2%
Edyficar	900.9	810.8	693.1	*	11.1%	30.0%	13.0	12.7	14.6	*	1.9%	-11.2%
Others (2)	165.2	167.4	138.7		-1.3%	19.1%	703.3	675.3	612.4		4.1%	14.8%

Consolidated total loans	15,082.3	14,288.9	12,710.8		5.6%	18.7%	8,566.3	7,823.8	6,690.1		9.5%	28.0%
* Monthly-end balance as of Dec. 09.
(1) Average daily balance.
(2) Includes Work Out Unit, other banking and BCP Bolivia.
Source: BCP

The expansion in the FC portfolio is due to significant loan growth in Wholesale Banking portfolio. As we have already mentioned, this situation is attributable to a weak US dollar and lower interest rates on FC loans. The wholesale sector is better prepared to manage FC exposure thanks to the natural cover provided by the nature of its business (in terms of assets and income in FC) and the fact that professionals working in this area are well prepared to seek out adequate market coverage.

Loan growth in the local currency (LC) portfolio is primarily attributable to an increase in Retail loans, particularly to the SME-Business and Mortgage segments, which grew 32.2% and 30.3% YoY, respectively.

Edyficar’s portfolio, which is still concentrated in local currency, grew 11.1% QoQ inn 4Q10 versus 8.0% in 3Q10.

Market Share

At the end of November, BCP continued to be the market leader with a 31.5% market share, which is more than 10 percentage points above its closest competitor.  This not only makes BCP the best positioned bank but also shows the growth in market share experimented in all segments. In this context, Corporate Banking and Middle-Market Banking boasted market shares of 47% and 33% respectively, which tops the figures obtained at the end of September 2010. Within Retail Banking, a slight increase is apparent in each of the segments and products. We would also like to point out the mortgage segment’s share has topped 34% consistently throughout the year.

Dollarization

FC portfolio’s participation in the total portfolio increased QoQ and YoY to total 61.8% at the end of 2010. This rise is closely tied to significant yearly expansion in the Wholesale Banking Portfolio, whose loans are mostly FC-denominated.

II.2 Deposits and Mutual Funds

Deposits grew 9.1% QoQ and 18.0% YoY and continue to be BCP’s primary funding source. Market recovery and our clients’ desire for higher yields generated a significant increase of 8.1% QoQ and 13.3% YoY in mutual funds.

Deposits and obligations	Quarter			Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY
Non-interest bearing deposits	4,203,023	3,918,653	3,261,009	7.3%	28.9%
Demand deposits	1,394,651	1,338,403	1,179,634	4.2%	18.2%
Saving deposits	4,244,940	3,953,997	3,539,917	7.4%	19.9%
Time deposits	5,872,455	5,267,355	5,361,410	11.5%	9.5%
Severance indemnity deposits (CTS)	1,313,122	1,127,933	1,069,267	16.4%	22.8%
Interest payable	41,627	36,026	54,572	15.5%	-23.7%
Total customer deposits	17,069,818	15,642,367	14,465,809	9.1%	18.0%
Mutual funds in Perú	2,369,634	2,164,067	2,042,159	9.5%	16.0%
Mutual funds in Bolivia	102,586	123,312	139,709	-16.8%	-26.6%
Total customer funds	19,542,038	17,929,746	16,647,677	9.0%	17.4%

If we look at deposit evolution by deposit type, growth in 4Q was led by time deposits (+11.5%) given that corporate clients in the Wholesale Banking segment maintained higher FC balances.  Additionally, an increase was reported in savings deposits (+7.4%) and CTS accounts (+16.4%) mainly from deposits captured by Retail Banking as a result of intensive campaigns. Demand deposits increased 4.2% QoQ, led by Middle-Market Banking clients.

Other funding sources at BCP that reported significant increase were due to banks and correspondents (+14.6% TaT), which is attributable to a syndicated loan that was taken out in the month of October to maintain the matching of assets and liabilities especially in the FC portfolio where there is a relative shortage due to BCRP’s legal reserves requirements and a higher level of deposit de-dollarization.

This evolution in funding sources represents BCP’s strong capacity to capture funds, which helps us ensure future portfolio growth and maintain market leadership. The aforementioned went hand-in-hand with a funding cost of 2.10%, which is similar to the 2.11% obtained in 3Q10, but does reflect increased funding cost of 2H10 given the stronger growth of more expensive funding sources, compared to the 1H10.

BCP’s mutual funds reported significant 8.1% growth in the last quarter. This improvement is mainly attributable to growth in Credifondo’s funds under management (+9.5% QoQ), which is in turn due the positive evolution of international markets and the fact that the Peruvian economy remains dynamic. An additional factor in this success is linked to the constant sales campaigns undertaken by this segment.  Credifondo continues to be market leader in terms of the volume managed and the number of affiliates, which reported 42.4% and 33.1%, respectively.

Market Share in Deposits

At the end of December, BCP continued to lead the market for deposits with a 34.4% share, topping 3Q10's figure (34.1%) while outpacing the closest competitor by 14 percentage points. It is important to note the increase in the market share for FC deposits, which went from 35.6% in September to 37.4% at year-end. This last factor was due primarily to higher balances in FC time deposits in the Wholesale Banking segment.

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	38.9%	36.9%	27.0%	39.5%
FC	42.4%	40.5%	32.5%	55.5%
LC: Local Currency
FC: Foreign Currency

BCP continues to hold a solid lead in all products in both LC and FC deposits. This quarter the highest increases in market shares for deposits were reported for FC time deposits (28.5% in 3Q10) and local currency CTS deposits (37.9% in 3Q10).

Dollarization

At the end of 4Q10, a slight increase in the percentage of FC deposits was evident. A YoY analysis shows that deposits have undergone significant de-dollarization- reflected in the percentage of LC deposits, which increased from 37.9% to 47.5% at the end of 2010. This is due to the fact that confidence in the local currency has risen especially considered that domestic currency appreciated 2.8% against the US dollar in 2010.

II.3 Net Interest Income

NII grew 5.1% QoQ while the interest-earning assets portfolio expanded 11.7%, which caused NIM to drop from 4.8% to 4.5%.

Net interest income	Quarter			Change %		Year to date		Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY	Dec. 10	Dec. 09	Dec. 10 / Dec. 09
Interest income	368,460	345,937	301,319	6.5%	22.3%	1,331,867	1,204,914	10.5%
Interest on loans	330,701	309,818	274,340	6.7%	20.5%	1,214,987	1,057,384	14.9%
Interest and dividends on investments	59	33	43	78.8%	37.2%	3,591	3,131	14.7%
Interest on deposits with banks	26,823	1,643	2,327	1532.6%	1052.7%	31,881	13,775	131.4%
Interest on trading securities	12,431	21,035	22,008	-40.9%	-43.5%	72,815	109,723	-33.6%
Other interest income	(1,554)	13,408	2,601	-111.6%	-159.7%	8,593	20,901	-58.9%
Interest expense	113,927	103,663	90,086	9.9%	26.5%	387,233	406,697	-4.8%
Interest on deposits	40,152	36,706	49,258	9.4%	-18.5%	120,128	269,361	-55.4%
Interest on borrowed funds	48,953	40,430	6,681	21.1%	632.7%	130,013	27,925	365.6%
Interest on bonds and subordinated note	9,742	10,648	20,916	-8.5%	-53.4%	104,760	67,929	54.2%
Other interest expense	15,081	15,879	13,231	-5.0%	14.0%	32,332	41,482	-22.1%
Net interest income	254,533	242,274	211,233	5.1%	20.5%	944,634	798,217	18.3%
Average interest earning assets	22,500,740	20,147,428	16,826,904	11.7%	33.7%	19,832,358	16,579,634	19.6%
Net interest margin*	4.52%	4.81%	5.02%			4.76%	4.81%
*Annualized

The quarterly evolution of NII shows 5.1% growth. This was attributable to a 6.7% increase in interest on loans due to the significant loan growth, which was however attenuated by the 9.9% increase QoQ in interest expenses as a result of higher interests on due to banks (+21.1% QoQ) and deposits (+9.4% QoQ). The latter is related to changes in the funding structure, particularly in terms of needs for funding in US dollars abroad, as well as higher interest expenses due to an increase in interest rates on time deposits and especially on FC time deposits given the fact that BCR’s aggressive policy on legal reserves has made this currency scarce.

Furthermore, the reduction in other interest income was related to derivatives for trading, which was the result of a scenario with devaluation of Nuevo Sol and higher swap rates in Nuevos Soles during 4Q10 in contrast to a scenario with appreciation of Nuevo Sol and lower swap rates in Nuevos Soles as such of 3Q10’s.

Accumulated results showed a significantly better evolution reporting an 18.3% increase of NII explained not only by a 10.5% rise in interest income but also by the 4.8% reduction of interest expenses. Interest income grew mainly as an effect of higher interest income on loans (+14.9%), which in turn was related to the loan expansion achieved in 2010 (+23.8%). On the expenses side, the contraction reported came mainly from the 55.4% reduction of interest expenses on deposits that off set the higher expenses in interest on borrowed funds and bonds. It is important to highlight that the decrease in interest on deposits was the result of lower average interest rate in 2010 in comparison with the average rate in 2009 (1.03% vs 1.82%), hence even when the volume of deposits grew 18% in 2010 most of this increase came from demand deposits and savings, which earn very low or null interests.

Consequent with this evolution, NIM reported a drop from 4.8% to 4.5%. This decrease was the effect of:

i)  interest income not growing at the same pace of interest-earning assets due to the aforementioned re-composition of these assets in favor of lower yielding assets (the sum of investments, deposits in BCRP and other banks expanded +10.9%; while loans increased +7.8% and within loans, Wholesale Banking portfolio with its lower margins reported higher growth than the other segments); and

ii) interest expense increasing in this 4Q as a result of a change in the funding structure towards more expensive sources (with time deposits and borrowed funds growing faster), all of which made NII increase only 5.1% QoQ, while interest-earning assets grew 11.7%, causing a drop in NIM.

Loan NIM remained at levels similar to those seen in 3Q10, which is reflected in the fact that NIM levels for different products have remained relatively stable.

Despite this quarterly evolution, the accumulated results for the year show that NIM has been stable given that the different forces that act on it tended to cancel each other out. As such, the NIM at year-end reflected the same margin obtained last year of 4.8%.

Loan / Deposit Ratio

Another aspect that affects NIM’s evolution is our conservative policy to match assets and liabilities in terms of currency and maturities, which implies incurring an opportunity cost.  In this regard, even when the aggregated ratio of loan to deposits is 84.0%, there is significant growth in LC deposits while FC deposit levels grew little, which is reflected in the loan-to-deposit ratio that is currently 67.5% in LC and 98.9% in FC. This in turn translated into a need for FC funds to finance portfolio growth while maintaining adequate matching. To accomplish this, new issuances and loans are needed, which entail higher funding costs than deposits. At the same time, this scenario generates a surplus of LC deposits, which are invested in BCR instruments causing further downward pressure on NIM given that interest income on investment is low and the tax benefit that boosts the profitability of these instruments is not captured by NIM.

II.4 Past Due Portfolio and Provisions for Loan Losses

For the second consecutive quarter, the past due ratio fell, situating at 1.46% (vs. 1.59% in 3Q10). This was attributable to a contraction in the past due loan portfolio (-1.7% QoQ) and growth in total loans (+7.6% QoQ).

Provision for loan losses	Quarter			Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY
Provisions	(56,171)	(59,018)	(50,554)	-4.8%	11.1%
Loan loss recoveries	7,640	6,404	5,620	19.3%	35.9%
Net provisions, for loan losses	(48,531)	(52,614)	(44,934)	-7.8%	8.0%
Total loans	14,334,841	13,326,601	11,577,303	7.6%	23.8%
Reserve for loan losses (RLL)	414,806	410,814	353,348	1.0%	17.4%
Charge-Off amount	38,938	35,801	31,652	8.8%	23.0%
Past due loans (PDL)	208,982	212,498	183,746	-1.7%	13.7%
PDL / Total loans	1.46%	1.59%	1.59%
Coverage	198.5%	193.3%	192.3%

During 4Q10, the past due ratio dropped significantly to 1.46%, which is 14 bps below last quarter’s ratio (1.59%). This decline was reflected primarily in the past due ratios for SME, Credit Cards, Consumer lending, Edyficar and Wholesale Banking. It is also important to point out that the 90-day past due loan ratio was also satisfactory at the end of 4Q10, when it reported 0.99% (vs. 0.97% in 3Q10).

If we analyze the YoY evolution, it is evident that past due ratios year-to-year have been similar given that the past due ratio at the end of 2009 was 1.59% whereas the figure at the close of 2010 was 1.46%.  The aforementioned was the result of significant growth in total loans (+23.8%), which helped offset the increase in the past due portfolio (+13.7%).

Provisions expenses fell in 4Q10 (-7.8% QoQ) due to lower net provisions for reversals (-4.8% QoQ) and an increase in the number of recoveries reported during the quarter (+19.3% QoQ). Additionally, coverage for the past due portfolio was 198.5%, which is higher than the 193.3% reported in 3Q10 due to higher provisions and a drop in the past due portfolio.

On the other hand, net provisions increased 8.0% YoY. This is due to portfolio growth, new product segmentation, and the Regulator’s decision to reactivate pro-cyclical provisions in 3Q10.

II.5 Non Financial Income

Banking service fees took center stage this year in terms of non financial income. These levels continued to be high, as seen initially in 3Q10, and reflect accumulated yearly growth of 25.5%.   Nevertheless, total non financial income reported only 9.8% accumulated growth for the year due to strong difference in the extraordinary results for securities sales.

Non financial income	Quarter			Change %		Year to date		Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY	Dec. 10	Dec. 09	Dec. 10 / Dec. 09
Fee income	120,136	120,839	109,546	-0.6%	9.7%	461,775	368,067	25.5%
Net gain on foreign exchange transactions	28,909	26,354	23,430	9.7%	23.4%	104,361	93,462	11.7%
Net gain on sales of securities	2,264	18,987	9,185	-88.1%	-75.4%	51,139	101,349	-49.5%
Other income	8,603	1,168	2,816	636.6%	205.5%	17,367	15,067	15.3%
Total non financial income	159,912	167,348	144,977	-4.4%	10.3%	634,642	577,945	9.8%

Banking service fees reported high levels similar to those seen in the previous quarter; nevertheless, some items reported noteworthy increases, including Miscellaneous Accounts (+3.8% QoQ), which is fundamentally related to higher fees for Saving Accounts & Debit Cards, and Credit Cards (+4.9% QoQ). This offset contractions experimented in other items such as Corporate Finance fees, which reported record levels in 3Q10. In annual terms, fees rose a significant 25.5%.

The aforementioned, coupled with higher net gains on FX transactions, which rose 23% QoQ due to an increase in the transactions volume during the holiday period at year-end, and reported an annual growth of 11.7% in accumulated terms, helped offset the impact generated by a drop in net earnings on sales of securities.

It is important to remember that the extraordinary income on sales of securities recorded in 3Q and 2Q, which were associated with the Peruvian Government’s move to repurchase bonds denominated in Euros, were even lower than the extraordinary income registered the previous year. This distorts the evolution of traditional non-financial income, which was actually quite outstanding. Thus, and despite the aforementioned distortion, non financial income grew 9.8% in 2010.

Banking Fee Income	Quarter			Change %		Year to date		Change %
US$ 000	4Q10	3Q10	4Q09	4Q10 / 3Q10	4Q10 / 4Q09	Dec. 10	Dec. 09	Dec. 10 / Dec. 09
Miscellaneous Accounts*	32,024	30,863	26,591	3.8%	20.4%	118,964	93,009	27.9%
Contingents	7,445	7,113	5,611	4.7%	32.7%	27,167	15,781	72.1%
Payments and Collections	15,900	15,376	14,025	3.4%	13.4%	59,786	51,022	17.2%
Drafts and Transfers	7,105	7,321	6,883	-2.9%	3.2%	27,764	24,146	15.0%
Credit Cards	16,029	15,284	14,155	4.9%	13.2%	59,792	47,862	24.9%
Others	41,632	44,882	42,282	-7.2%	-1.5%	168,303	136,248	23.5%
Total Fee Income	120,136	120,839	109,546	-0.6%	9.7%	461,775	368,067	25.5%
* Saving Accounts, Current Accounts and Debit Card.

The positive evolution of fees is also related to the behavior of banking transactions, which experienced an 11.6% increase QoQ and 18.7% YoY. In disaggregated terms, electronic channels and new channels such as cell-phone banking contributed significantly to this growth. It is important to point out that the volume of transactions made through alternative electronic channels continues to rise as clients migrate from traditional teller services. In this context, the volume of teller transactions fell -1.5% this quarter and -7.3% in yearly terms. The impact of this evolution is reflected in the transaction costs, which boost the margins for these operations.

N° de Transactions per channel	Quarter			Change %
	Average 4Q10	Average 3Q10	Average 4Q09	4Q10 / 3Q10	4Q10 / 4Q09
Teller	9,949,522	10,105,034	10,733,475	-1.5%	-7.3%
ATMs Via BCP	10,312,343	8,957,045	8,193,738	15.1%	25.9%
Balance Inquiries	3,468,512	2,931,377	2,593,456	18.3%	33.7%
Telephone Banking	1,752,561	1,592,501	1,641,981	10.1%	6.7%
Internet Banking Via BCP	12,815,523	11,458,877	10,466,538	11.8%	22.4%
Agente BCP	6,656,935	5,383,892	4,614,103	23.6%	44.3%
Telecrédito	5,397,323	4,725,407	4,424,750	14.2%	22.0%
Mobile banking	399,498	303,147	152,191	31.8%	162.5%
Direct Debit	450,729	417,399	401,154	8.0%	12.4%
Points of Sale P.O.S.	4,768,425	4,273,894	3,911,271	11.6%	21.9%
Other ATMs network	351,283	333,604	314,287	5.3%	11.8%
Total transactions	56,322,654	50,482,176	47,446,943	11.6%	18.7%

Source: BCP

BCP’s distribution channels (only in Peru) continue to grow. In 4Q10, the total number of points of contact grew 4.4%. This expansion was concentrated in growth in the number of BCP Agents, which continues to demonstrate the highest growth potential (+4.7% QoQ). Nevertheless, ATM growth remains high at 4.5% and new branch openings are once again on the rise. A YoY analysis shows that the total number of points of contact has increased by more than 800, which represents an expansion of 21%.

	Balance as of			Change %
	4Q10	3Q10	4Q09	QoQ	YoY
Branches	327	324	334	0.9%	-2.1%
ATMs	1,159	1,109	996	4.5%	16.4%
Agentes BCP	3,513	3,354	2,801	4.7%	25.4%
Total	4,999	4,787	4,131	4.4%	21.0%

Source: BCP

II.6 Operating Expenses and Efficiency

After three consecutive quarters of improvements, the increase in spending in 4Q10 led to an increase in the efficiency ratio, which rose to 50.9%. This level represents the highest point of the new range within which the efficiency ratio should move after implementing a series of measures.

Operating expenses	Quarter			Change %		Year to date		Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY	Dec. 10	Dec. 09	Dec. 10 / Dec. 09
Salaries and employees benefits	105,187	95,404	89,486	10.3%	17.5%	389,997	328,469	18.7%
Administrative, general and tax expenses	81,579	67,549	79,622	20.8%	2.5%	282,779	266,363	6.2%
Depreciation and amortizacion	18,796	17,392	16,153	8.1%	16.4%	69,448	58,709	18.3%
Other expenses	9,251	4,406	12,695	110.0%	-27.1%	25,853	38,882	-33.5%
Total operating expenses	214,813	184,751	197,956	16.3%	8.5%	768,077	692,423	10.9%
Efficiency ratio	50.9%	46.3%	53.8%			49.1%	51.9%

Operating expenses demonstrated a significant increase this quarter, expanding 16.3% QoQ due to the seasonal effects which in the past have shown growth of around 19% in the 4thQs when compared to the average expenses of the 3 first quarters. This strong increase is seen in salaries and employee benefits as well as administrative expenses and others.

The increase in salaries and employee benefits is due in part to higher variable remuneration and incentive compensation programs, which correspond to strong portfolio growth this quarter as well as increases in salary levels due to market competitive pressures, all of which led to a quarterly expansion of 10.3%.

Administrative expenses grew 20% QoQ due to higher expenses for marketing, consultancy, legal expenses and systems, which are affected by seasonal components present at the end of each year.

Next, we will provide details on administrative expenses and their quarterly variations:

Administrative Expenses	Quarter						Change %		Year to date		Change %
US$ (000)	4Q10%		3Q10%		4Q09%		4Q10 / 3Q10	4Q10 / 4Q09	Dec 10	Dec 09	2010 / 2009
Marketing	11,291	13.8%	8,815	12.0%	11,152	14.0%	28.1%	1.2%	33,547	30,473	10.1%
Systems	10,384	12.7%	9,270	11.8%	8,351	10.5%	12.0%	24.3%	37,000	34,563	7.0%
Transport	6,213	7.6%	6,057	8.1%	6,342	8.0%	2.6%	-2.0%	23,745	21,995	8.0%
Maintenance	3,579	4.4%	2,971	3.7%	5,272	6.6%	20.5%	-32.1%	11,755	13,767	-14.6%
Communications	4,337	5.3%	3,857	7.0%	3,575	4.5%	12.4%	21.3%	16,539	13,022	27.0%
Consulting	4,928	6.0%	3,076	6.6%	7,344	9.2%	60.2%	-32.9%	14,729	21,030	-30.0%
Others	21,958	26.9%	17,621	28.4%	21,457	26.9%	24.6%	2.3%	78,794	77,871	1.2%
Taxes and contributions	7,946	9.7%	6,635	10.3%	5,813	7.3%	19.8%	36.7%	28,283	23,877	18.5%
Other subsidiaries and eliminations, net	10,943	13.4%	9,247	12.1%	10,318	13.0%	18.3%	6.1%	38,388	29,765	29.0%
Total Administrative Expenses	81,579	100.0%	67,549	100.0%	79,622	100.0%	20.8%	2.5%	282,779	266,363	6.2%

II.7 Shareholders’ Equity and Regulatory Capital

The significant expansion in loans increased capital requirements to cover credit risk capital requirement, which in turn translated into a BIS ratio of 12.8%. Additionally, ROAE experienced a contraction this quarter due to lower earnings and growth in net shareholders’ equity.

Shareholders' equity	Quarter			Change %
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY
Capital stock	783,213	783,213	667,250	0.0%	17.4%
Reserves	388,309	388,309	388,275	0.0%	0.0%
Unrealized gains and losses	157,564	131,056	106,708	20.2%	47.7%
Retained earnings	187,143	187,143	115,922	0.0%	61.4%
Income for the year	476,316	374,750	397,378	27.1%	19.9%
Net shareholders' equity	1,992,545	1,864,471	1,675,533	6.9%	18.9%
Return on average equity (ROAE)	21.1%	31.3%	26.6%

A QoQ analysis indicates that net shareholders’ equity increased 6.9% QoQ, which is primarily attributable to higher income for the year (+27.1%) and to a lesser extent to the increase in unrealized earnings (+20.2%) in 4Q10.

With regard ROAE, a slight QoQ decline is evident in 4Q10 due to lower quarterly earnings (-26.7% QoQ) and the aforementioned increase in net shareholders’ equity. Nevertheless, ROAE remained at a good level of 21.1% in 4Q10. The annual evolution is evident in the ROAE of 26.8% reported for 2010, which is slightly higher than 2009’s figure (26.6%).

Risk weighted assets (RWA) grew 7.0% QoQ due mainly to an increase in RWA for credit risk (+7.5%). This is in line with 7.6% QoQ growth in total loans.

During 4Q10, Regulatory Capital remained relatively stable, demonstrating a slight 1.0% decline QoQ due primarily to:

i) higher investment in subsidiaries (after unrealized earnings) (+6.3%) and

ii) a decline in the subordinated debt level (-1.8%) due to drop in the calculated value of regulatory capital. These factors were offset by higher provisions (+7.5%) for loan growth.

In this context, the BIS ratio was 12.8% at the end of 4Q10, which is slightly lower than 3Q10’s figure (13.9%).

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	Dec 10	Sep 10	Dec 09	Dec 10 / Sep 10	Dec 10 / Dic 09
Capital Stock	910,551	917,739	771,034	-0.8%	18.1%
Legal and Other capital reserves	473,177	476,912	459,881	-0.8%	2.9%
Accumulated earnings with capitalization agreement	-	-	113,997	-	-100.0%
Loan loss reserves (1)	180,292	167,661	148,355	7.5%	21.5%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	440,614	448,728	426,264	-1.8%	3.4%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit	(247,031)	(232,388)	(226,319)	6.3%	9.2%
Goodwill	(43,461)	(43,805)	(54,933)	-0.8%	-20.9%
Total Regulatory Capital	1,964,142	1,984,848	1,888,278	-1.0%	4.0%

Tier 1 (2)	1,558,944	1,560,999	1,449,953	-0.1%	7.5%
Tier 2 (3) + Tier 3 (4)	405,197	423,850	438,325	-4.4%	-7.6%

Total risk-weighted assets	15,295,727	14,290,912	13,007,788	7.0%	17.6%
Market risk-weighted assets (5)	381,103	410,725	681,671	-7.2%	-44.1%
Credit risk-weighted assets	14,406,737	13,396,056	11,868,364	7.5%	21.4%
Operational risk-weighted assets (6)	507,887	484,132	457,752	4.9%	11.0%

Market risk capital requirement (5)	37,348	40,251	64,759	-7.2%	-42.3%
Credit risk capital requirement	1,411,860	1,312,813	1,127,495	7.5%	25.2%
Operational risk capital requirement (6)	49,773	47,445	43,486	4.9%	14.5%

Capital ratios
BIS ratio (7)	12.8%	13.9%	14.5%
Risk-weighted assets (8) / Regulatory Capital	7.79	7.20	6.89
(1) Until June 2009,  loan loss reserves up to 1% of gross loans.   Since July 2009,  up to 1.25% of total risk-weighted assets.
(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit in subsidiaries - Goodwill - (0.5 x Inverstment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized gains - Goodwill).
(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).
(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5) Since July 2009, it includes capital requirement to cover price and rate risk.
(6) Effective as of July 2009.
(7) Regulatory Capital / Risk-weighted assets (legal minimum = 9.8% since July 2010).
(8) Until June 2009,  Risk-weighted assets = Credit risk-weighted assets + Capital requirement to cover market risk * 11.    Since July 2009, Risk-weighted assets = Credit risk-weighted assets * 0.96 + Capital requirement to cover market risk * 10.5 + Capital requirement to cover operational risk * 10.5.

III. Banco de Crédito de Bolivia

Results

In 4Q10, BCP Bolivia obtained net income of US$ 3.4 million, which represents a slight 0.1% increase QoQ and a 63.9% contraction YoY. BCP Bolivia was able to sustain its level of income thanks to an increase in net interest income (9.6%) due to sustained growth in the loan portfolio and better interest rates which helped offset an increase in operating expenses (14.2% QoQ), which was mainly attributable to a US$ 1.2 million reclassification of loan provisions. The YOY decline in net income was due primarily to a contraction in net interest income (-27.1% YoY) and a drop in non-financial income (-12.8% YoY).

Net interest income has been affected by surplus liquidity; limitations on foreign investment (50% of net shareholder’s equity); restrictions on active rates for loans to the productive sector; and an increase in passive rates for individuals. Additionally, some fees have been eliminated (regulated by ASFI), which has blocked the banking system’s efforts to offset a drop in net interest income.  The Boliviano’s appreciation has increased the demand for dollar-denominated loans.

The bank’s prudent strategy for loan risk helped it achieve a past due ratio of 1.5% in 4Q10 (1.4% in 3Q10 and 1.8% in 4Q09) and a coverage ratio of 272.6% (304.5% in 3Q10 and 257.9% in 4Q09). These figures prove that BCP Bolivia is a top performer in the Bolivian banking system, which reported 2.2% and 220.8% respectively at the end of 4Q10 for the aforementioned ratios.  BCP Bolivia’s ROAE was 14.7%, which represents a 0.5% decline with regard to September 2010 and 36.5% in terms of December 2009’s figure.

Assets and Liabilities

BCP Bolivia’s loan balance at the end of December 2010 was US$ 605.2 million, 6.0% higher than the US$ 570.7 million reported in September 2010 and 25.7% above the level registered in December 2009. Loan growth in the fourth quarter of the year was attributable to two factors: i) the bank relaxed some of its loan guidelines due to good macroeconomic indicators and ii) BCP Bolivia currently boasts one of the lowest past due ratios in the banking system.

This quarter, Retail Banking’s performance, was particularly noteworthy, reporting 9.1% growth QoQ and 28.1% YoY. This increase had a significant impact on the bank’s results given that Retail Banking loans represent 54.8% of the total portfolio (Wholesale Banking accounts for 42.2% and Special Accounts 3.0%) and generate the highest interest rates. The retail banking product that demonstrated the highest QoQ growth came mainly from the Pyme segment (17.2% QoQ), which represented 25.5% of the portfolio. The Home Mortgage segment accounted for 43.5% of total retail loans and reported 5.6% growth QoQ and 20.3% YoY.

In terms of liabilities, BCP’s total deposits grew 11.3% QoQ and 4.7% YoY.  The QoQ increase is due primarily to 15.7% growth in demand deposits and a 13.7% increase in term deposits. The YoY increase, on the other hand, can be explained by the 27.5% increase in term deposits with regard to 2009’s figures.

Growth in term deposits is in keeping with the bank’s policy to match assets and liabilities as well as efforts to capture new deposits while rates in national currency are at an all-time low.

Net shareholder’s equity increased 3.2% QoQ but fell 11.8% YoY due to lower earnings in 2010.

In terms of the financial system, BCP Bolivia has a market share of 11.5% in current loans (not including rescheduled loans) and 12.8% of total deposits. This situates the bank in third place in the banking system in terms of loans and fourth place with regard to deposits. BCP Bolivia continues to position itself as a bank on the move that provides simple and efficient technological solutions by offering innovative transactional products and increasingly sophisticated on-line services.
Finally, in accumulated terms, BCP Bolivia reported net income of US$ 15.8 million in 2010. This figure is 48.1% lower than 2009’s figure and it will probably set the new level of income that can be achieved within the existent economic framework.

Banco de Crédito de Bolivia	Quarter			Change %		Year ended		Change %
US$ million	4Q10	3Q10	4Q09	QoQ	YoY	Dec 10	Dec 09	Dec 10 / Dec 09
Net interest income	8.4	7.7	11.5	9.6%	-27.1%	33.0	50.2	-34.2%
Net provisions for loan losses	-0.2	-1.3	0.9	-81.1%	-126.7%	-3.6	-4.2	-14.2%
Non financial income	9.4	9.4	10.8	-0.5%	-12.8%	36.3	38.4	-5.5%
Operating expenses	-13.2	-11.6	-12.7	14.2%	4.5%	-46.9	-50.2	-6.6%
Translation result	0.2	0.1	0.0	245.1%	458.7%	0.2	-0.2	-212.6%
Income tax	-1.1	-0.8	-1.0	32.9%	10.7%	-3.2	-3.5	-8.2%
Net Income	3.4	3.4	9.5	0.1%	-63.9%	15.8	30.4	-48.1%
Total loans	605.2	570.7	481.3	6.0%	25.7%
Past due loans	8.8	7.9	8.7	12.2%	2.0%
Net provisions for possible loan losses	-23.0	-23.1	-21.0	-0.6%	9.1%
Total investments	223.0	224.5	305.4	-0.7%	-27.0%
Total assets	1,122.0	1,014.2	1,097.8	10.6%	2.2%
Total deposits	988.3	888.2	943.6	11.3%	4.7%
Net shareholders' equity	95.5	92.6	108.3	3.2%	-11.8%
PDL / total loans	1.47%	1.39%	1.81%
Coverage ratio of PDLs	272.6%	304.5%	257.9%
ROAE*	14.7%	15.1%	36.5%
Branches	66	65	65
Agentes	34	35	50
ATMs	176	172	172
Employees	1,415	1,396	1,518
* ROAE: (Annualized net income / average Net shareholders' equity).

IV. Financiera Edyficar

Edyficar	Quarter			Change %		Year ended
US$ 000	4Q10	3Q10	4Q09	QoQ	YoY	Dec 10
Net financial income	24,060	21,571	16,164	11.5%	48.9%	82,431
Total provisions for loan loasses	(2,443)	(1,887)	(5,790)	29.5%	-57.8%	(5,431)
Non financial income	190	223	590	-15.2%	-67.9%	723
Operating expenses	(13,318)	(13,147)	(8,785)	1.3%	51.6%	(47,223)
Operating Income	8,489	6,761	2,179	25.6%	289.6%	30,500
Translation results	(676)	1,138	(376)	-159.5%	-79.8%	2,292
Worker's profit sharing and income taxes	(3,274)	(2,440)	(659)	34.2%	397.1%	(10,682)
Net income	4,538	5,459	1,144	-16.9%	296.6%	22,110
Contribution to BCP	4,529	5,447	1,142	-16.9%	396.6%	22,063
Total loans	356,235	318,708	249,768	11.8%	42.6%	356,235
Past due loans	14,281	13,352	9,688	7.0%	47.4%	14,281
Net provisions for possible loan losses	(26,223)	(24,987)	(25,242)	4.9%	3.9%	(26,223)
Total assets	465,888	375,773	275,282	24.0%	69.2%	465,888
Deposits and obligations	154,173	74,271	36,082	107.6%	327.3%	154,173
Net shareholders´ equity	52,419	47,878	41,418	9.5%	26.6%	52,419
PDL / Total loans	4.0%	4.2%	3.9%			4.0%
Coverage ratio of PDLs	183.6%	187.1%	260.6%			183.6%
Return on average equity*	18.0%	22.8%	5.0%			22.7%
Branches	101	105	97
Employees	1,693	1,534	1,247
*Net shareholders' equity includes US$ 50.7 millions from goodwill.

Financiera Edyficar obtained positive results in 4Q10, which contributed to consolidating the company’s excellent performance throughout 2010. Net earnings in 4Q10 were US$ 4.5 million, which is lower than the figure reported in 3Q10 (-16.9%) due primarily to higher income tax provisions for 2010 realized in the 4Q and due to a slight loss on local currency exposure after the Nuevo Sol depreciated 1% against the US Dollar during 4Q10.

A YoY analysis shows a 296.6% increase over 4Q09’s result, which demonstrates that the improvements implemented after BCP’s purchase of Edyficar have been positive.  The main indicators in 4Q10 were:

i) Total loans reached US$ 356.2 million, maintaining the upward trend evident throughout the year to report 11.8% growth QoQ, which represents the most significant quarterly expansion in 2010.

ii) The past due ratio fell to 4.0% due to an increase in the loan portfolio (+11.8% QoQ), which helped offset slower growth in the past due portfolio (+7.0% QoQ). This allowed Edyficar to achieve a past due ratio similar to that reported at the end of 2009 (3.9%). Additionally, net provisions for possible loan losses increased 4.9% QoQ. This was in line with portfolio growth, which translated into a coverage ratio for overdue loans of 183.6%.

iii) The market share has consolidated in the micro finance segment, concentrating 6.9% of total loans- topping the 6.4% share reported at the end of 3Q10.

It is important to emphasize Edyficar’s excellent operating earnings in 4Q10, which grew 25.6% QoQ due to 11.5% QoQ growth in NII. This last factor was attributable to a significant expansion in the loan portfolio and adequate financial management based on lower financial expenses and hedge for exchange rate risk with forward contracts.

Deposits and obligations grew 107.6% QoQ due to an increase in institutional funds such as Mutual Funds, Insurance Companies and AFPs, in line with the company’s strategy to diversify funding sources. The majority of these resources were used in the Money Market portfolio that Edyficar has invested in Time Deposits in the Central Bank and other Financial Institutions.  During 4Q10, this portfolio maintained a solid average balance of US$ 87 million. Additionally, in the month of November, Financiera Edyficar issued 1-year Certificates of Deposit for S/. 25 million that can be increased to S/. 50 million. The demand for these securities was S/. 150 million at an interest rate of 4.23% (estimated spread of 68 bps on 297-day BCR’s CD).
Results in 2010

In 2010, Edyficar reported earnings of US$ 22.1 million, which represents a return on average equity, including goodwill, of 22.7% and 47.1% without including the same.

Another important aspect worth pointing out is the fact that the loan portfolio expanded 42.6%. This portfolio’s past due ratio was only 4.0% while the coverage ratio on overdue loans was 183.6%.

Finally, it is evident that Edyficar continues to contribute to BCP’s objectives in terms of loan levels, profitability and efforts to increase the use of banking services through increased penetration of the micro financing system.

V. Atlantic Security Holding Corporation

Quarterly Results

ASHC	Quarter			Year to date		Change %
US$ million	4Q10	3Q10	4Q09	Dec 10	Dec 09	QoQ	YoY	Dec 10 / Dec 09
Net interest income	10.0	8.7	9.4	36.7	29.4	15.2%	6.4%	24.9%
Dividend income	0.3	0.2	0.2	25.6	22.3	67.1%	57.3%	14.4%
Fees and commissions from services	1.9	2.1	2.5	8.3	6.5	-10.8%	-22.2%	28.9%
Net gains on foreign exchange transactions	0.0	0.0	-0.1	-0.3	-0.6	-153.3%	78.9%	-46.7%
Total earnings	12.2	11.0	12.0	70.3	57.6	10.4%	1.8%	22.0%
Net Provisions	-1.8	-1.5	-2.3	-3.3	-10.7	16.7%	-24.3%	-69.7%
Net gains from sale of securities	3.4	3.1	4.1	13.8	7.3	12.6%	-15.7%	88.3%
Other income	0.0	-0.1	5.5	0.2	7.6	51.1%	-100.8%	-96.8%
Operating expenses	-2.1	-1.9	-2.2	-7.7	-7.8	-11.3%	4.3%	-1.7%
Net income	11.7	10.6	17.1	73.4	54.1	10.6%	-31.3%	35.9%
Net income / share	0.1	0.1	0.2	0.8	0.6	10.6%	-31.3%	35.9%
Contribution to Credicorp	11.7	10.6	14.9	48.8	29.7	10.5%	-21.4%	64.2%
Total loans	468.1	493.0	132.3	468.1	132.3	-5.0%	254.0%
Total investments available for sale	747.5	781.5	779.3	747.5	779.3	-4.4%	-4.1%
Total assets	1,400.8	1,527.2	1,483.6	1,400.8	1,483.6	-8.3%	-5.6%
Total deposits	1,116.8	1,249.8	1,220.6	1,116.8	1,220.6	-10.6%	-8.5%
Net shareholder's equity	265.8	261.2	239.8	265.8	239.8	1.8%	10.9%
Net interest margin	3.13%	2.57%	2.74%	2.78%	2.11%
Efficiency ratio	13.6%	13.6%	10.3%	9.1%	10.8%
Return on average equity	17.8%	16.8%	29.8%	29.1%	30.4%
PDL / Total loans	0.00	0.00	0.00	0.00	0.00
Coverge ratio	0.2%	0.2%	0.8%	0.2%	0.8%
BIS ratio	23.43%	20.54%	19.62%	23.43%	19.62%

Atlantic Security Holding Corporation (ASHC) reported net income of US$ 11.7 million in 4Q10, which is 10.6% higher than the figure reported in 3Q10. In accumulated terms, net income in 2010 totaled US$ 73.4 million, representing a 35.9% increase YoY. ASCH's contribution to Credicorp totaled US$ 48.8 million, which represents a significant 64.2% improvement YoY.

The QoQ increase is primarily attributable to higher margins in 4Q10, which were associated with a strategy to seek higher returns by moving some investments to longer term positions and increasing investments in instruments without an investment grade. It is important to point out that US$ 1.8 million in provisions were set aside this quarter in keeping with the bank’s conservative policy.

The growth obtained in accumulated results is attributable to

i)
The increase in the financial margin and earnings for securities sales, which are attributable to the aforementioned strategy to invest in higher yield instruments as well as adequate management of portfolio segmentation, which helped increase the total return on productive assets and contributed to higher earnings for securities sales; and

ii)
The increase in fee income due to growth in AuM associated with Fondos ASB and direct third-party investments, which were in turn attributable to higher market values and efforts to capture new clients.

In terms of operating efficiency, the efficiency ratio this quarter remained at last quarter’s level- 13.6%. Nevertheless, the result for the whole of 2010 was 9.1%, which marks an improvement over 2009’s result (10.8%) and was due to higher earnings, lower reserves and reduced expenses.

ROAE reached 17.8%, which is higher than 3Q10’s figure (16.8%) but 12 percentage points below 4Q09’s result. The YoY result was due to lower unrealized earnings on the investment portfolio at the end of 4Q10.  In accumulated terms, ROAE in 2010 was 29.1%, which is lower than the 20.4% obtained in 2009. This was attributable primarily to an increase in average shareholder’s equity in 2010 due to higher earnings during the period as well as higher average unrealized earnings.

Assets and Liabilities

Interest earning assets totaled US$ 1,288 million, as is evident in the table below. The 9.6% decline QoQ was due primarily to a 40.4% drop in Cash and Banks, which is in turn associated with clients’ decision to cancel deposits to invest some of their funds in the bank’s investment products.  A YoY comparison indicates a net decline of 6.5% due to loan amortization and securities sales, which were in turn used to complement cash requirements to cover deposit cancellation and client investments.

The most significant variation in the structure of interest earning assets was evident in the YoY result for Cash, Banks and Loans. This is primarily attributable to a move to transfer deposits held in BCP until 4Q09 to ASHC’s loan portfolio at the beginning of 2010.

Interest earning assets*	Quarter			Change %
US$ million	4Q10	3Q10	4Q09	QoQ	YoY
Due from banks	98	164	483	-40.4%	-79.7%
Loans	468	493	132	-5.0%	254.0%
Investments	722	767	763	-5.9%	-5.3%
Total interest-earning assets	1,288	1,424	1,377	-9.6%	-6.5%
(*) Excludes investments in equities and mutual funds.

A significant portion of the instruments are investment grade (70%), which reflects the bank’s prudent policy to concentrate portfolio investment in instruments with a good risk profile.

In obtain higher yields for its shareholders, ASCH has been using healthy strategies and implementing the necessary controls to successfully invest in higher yield instruments. The latter, as previously mentioned, hinges on investing in longer term instruments and instruments without an investment grade. It is important to emphasize that the increase in products without an investment grade has risen only 1 percentage point above 2009’s figure.

Customer deposits fell 10.6% QoQ and 8.5% YoY due to low reference levels post-crisis, which led customers to invest their deposits in ASHC’s investment products.

Shareholder’s equity only grew 1.8% QoQ but demonstrated a significant 10.9% increase YoY. This was due primarily to higher earnings during the period (US$ 73.4 million) and the dividends of US$49.9 million paid to Credicorp Ltd.

Asset Administration

The deposits’ total and AuM include investments in proprietary mutual funds and financial instruments in custody. The total of these funds increased 0.6% QoQ and 26.7% YoY.

AuM increased 5.2% QoQ, continuing an upward trend but at a slower pace. A YoY comparison shows 46.5% growth, which is attributable to value recovery and renewed investor confidence in international securities markets. Both of these factors have led clients to invest in managed funds and increase their positions through direct purchases.

Deposits fell 10.6% QoQ and 8.5% YoY as clients moved to use funds from deposits to increase their off-balance AuM.

VI. Prima AFP

Prima’s net income in 4Q10 totaled US$ 8.0 million, which represents a 40.6% increase QoQ. This improvement is due primarily to reversals in the tax and employee profit sharing account and a slight increase in fee income. Net accumulated income in 2010 was US$ 25.5 million, which represents an increase of 22.6% YoY.

Prima’s commercial management strategy continued to focus on new captures, particularly in the provinces, and concentrated on the mining, construction, agro-industry and commercial sectors. The volume of new captures in the fourth quarter rose 28% QoQ.

At the end of the fourth quarter of 2010, PRIMA’s funds under management represented 31.4% of the total managed by the private pension system. This figure indicates a QoQ improvement in market share.

PRIMA’s collections contribution level increased in 4Q10 to account for 33.35% of total collections contributions. Good profitability levels for managed funds led clients to increase their voluntary contributions and helped consolidate the company’s market position for this product.

Quarterly main indicators and market share	PRIMA 4Q10	System 4Q10	Part. 4Q10%	PRIMA 3Q10	System 3Q10	Part. 3Q10%
Affiliates	1,124,457	4,641,688	24.2%	1,110,105	4,587,455	24.2%
New affiliations (1)	17,450	67,853	25.7%	13,592	56,112	24.2%
Funds under management US$ million	9,765	31,077	31.4%	8,911	28,836	30.9%
Collections US$ million (1)	165	497	33.3%	147	460	32.0%
Voluntary contributions US$ million	122	268	45.5%	101	233	43.4%
RAM US$ million (2)	433	1,371	31.6%	423	1,325	31.9%
Source: Superintendencia de Banca, Seguros y AFP
(1)	Accumulated to the Quarter.
(2)	PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees

Commercial Results

During 4Q10, significant growth was evident in the volume of new affiliations while the volume of transfers remained stable. Total captures in 4Q10 topped 19,800 people, including 17,450 new affiliations and approximately 2,350 transfers. This result is in line with the company’s commercial strategy. In terms of the previous quarter, new affiliations increased 28% and transfers rose 3%.  It is important to point out that the net results for affiliations and transfers (entry and exist) produced a positive impact on PRIMA’s balance and bolstered QoQ RAM results.  RAM continues to follow an upward trend, which has helped the company maintain market leadership with a 31.6% share.

At the end of the fourth quarter, Prima’s funds under management totaled US$ 9,765 million, which represents 31.4% of total funds under management in the system. This confirms Prima’s market leadership in terms of this indicator.

Investments

The profitability of Prima’s managed funds over the last 12 months (December 2010/December 2009) was 8.90%, 21.11% and 35.65% for funds 1, 2 and 3 respectively. With these results, PRIMA is market leader in profitability for funds 2 and 3 and second with regard to fund 1. Meanwhile the value of funds managed by PRIMA totaled US$ 9,765 million at the end of December, which represents close to 10% growth QoQ in the volume managed.

Annualized profitability over a five-year period (December 2010/December 2005) for Prima’s Fund 2 was 15.34% while the average profitability of the private pension system was 14.56%. It is important to point out that Prima was the system leader during this period.

If we extend the period of analysis to include the time period ranging from the system’s start-up to present day (December 2010/December 1993), the funds managed by the AFP system achieved an annual nominal annualized yield of 14.41% and 9.33% in real terms.

The following table shows the structure of the fund managed by Prima in the fourth quarter of 2010:

Funds under management as of December 2010	Dec 10	Share %	Sep 10	Share %
Fund 1	713	7.3%	699	7.8%
Fund 2	6,364	65.2%	5,889	66.1%
Fund 3	2,688	27.5%	2,323	26.1%
Total US$ millon	9,765	100%	8,911	100%
Source: Superintendencia de Banca, Seguros y AFP

Financial Results

Income

During the fourth quarter of 2010, PRIMA earned fee income of US$ 21.9 million, which represents 0.4% growth QoQ. Accumulated income for the year totaled US$ 85.2 million, which indicates an increase of 8.1%. This improvement was due to the fact that our income base grew during the period and the national economy continued to strengthen. It is also necessary to point out that the income calculation in 2010 contains one contribution period less than in 2009, when the government implemented a measure to exonerate affiliates from obligatory contributions on the additional salary payments that Peruvian Law requires employers to make in July and December.

In terms of RAM volume, which indicates aggregate salaries of system affiliates and represents each company’s income base, Prima has maintained a solid market position with a RAM base of US$ 433 million at the end of December 2010.

Estimate of base to calculate earnings
US$ million	PRIMA - Dec 2010	System - Dec 2010	Share %
Income (1)	7.6	25.9	29.2%
Administrative fees	1.75%	n.a.	n.a.
RAM base (2)	433	1,371	31.6%
PRIMA AFP estimates. In accordance to local public infomation,  (CONASEV)
(1) Average income from the last four months, excluding special collections and voluntary contribution fees
(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenditures

Operating expenses in the fourth quarter rose 17.5% QoQ due to increases in the following:

i)       provisions for personnel expenses,

ii)      expenses for investment management and,

iii)     advertising and marketing  expenses, which were highest in the last quarter of the year.

All of the aforementioned affected operating income, which fell 14.6% QoQ. An accumulated comparison of administrative expenses and sales totaled US$ 38.5 million, which indicates an increase of 7.9% YoY. This was due primarily to an increase in charges for administrative personnel, fund investment and expenses for operating and system support.

Expenses for depreciation and amortization totaled US$ 2.3 million in 4Q10, including intangible asset amortization (obtained following the merger with Union Vida) as well as depreciation and amortization of real estate, equipment and systems.
Finally, PRIMA’s net income in the fourth quarter was US$ 8.0 million, which represents a 40.6% increase QoQ. This improvement was associated primarily with reversals in the income tax and employee profit sharing account due to changes in IFRS accounting standards.  In annual terms, net earnings totaled US$ 25.5 million, which represents a 22.6% increase YoY.

At the end of December 2010, PRIMA reported an asset level of US$ 276.1 million. Shareholders’ equity reached US$ 183.7 million while assets totaled US$ 92.4 million.

The table below summarizes the financial results:

				Change %		Year ended		Change %
Main financial indicators (US$ thousand) (1)	4Q10	3Q10	4Q09	QoQ	YoY	Dec 10	Dec 09	Dec 10 / Dec 09
Income from commissions	21,909	21,812	19,904	0.4%	10.1%	85,158	78,791	8.1%
Administrative and sale expenses	(11,181)	(9,516)	(10,181)	17.5%	9.8%	(38,507)	(35,678)	7.9%
Depreciation and amortization	(2,314)	(2,443)	(2,363)	-5.3%	-2.1%	(9,689)	(9,330)	3.8%
Operating income	8,414	9,853	7,360	-14.6%	14.3%	36,962	33,784	9.4%
Other income and expenses, net	(505)	(298)	(906)	69.6%	-44.3%	(2,168)	(3,378)	-35.8%
Employee profit sharing and income tax	90	(3,771)	(2,150)	-102.4%	-104.2%	(8,912)	(8,667)	2.8%
Net income before translation results	8,000	5,784	4,304	38.3%	85.9%	25,881	21,738	19.1%
Translations results and deferred liabilities	8	(88)	(82)	-109.2%	-110.0%	(375)	(942)	-60.2%
Net income	8,008	5,696	4,222	40.6%	89.7%	25,506	20,796	22.6%
Total assets	276,139	260,186	249,771	6.1%	10.6%
Total liabilities	92,437	91,002	84,543	1.6%	9.3%
Net shareholders' equity	183,703	169,184	165,228	8.6%	11.2%
(1) IFRS

VII.  El Pacífico Peruano Suiza and Subsidiaries

Grupo Pacifico

The Pacifico Insurance Group, which is comprised of property and casualty lines (PPS), life insurance (PV) and health insurance (EPS), reported net income of US$16.5 million in 4Q10, similar to the figure of US$ 16.4 million recorded in 3Q10.  The YoY evolution indicates that 4Q10’s results are 18.8% below the US$20.2 million registered in 4Q09 due to i) a decrease in the underwriting result in 4Q10 vs. 4Q09, and ii) the lower income tax provisions registered in 4Q09 as a result of a reversal made at the end of last year following a change in the treatment of FX related losses that corresponds to permanent investments in life insurance.

Accumulated results in 2010 reported record net income of US$ 68.3 million, which tops 2009’s result of US$61.7 million by 10.8%. This increase is due primarily an improvement in the underwriting result.

The underwriting result obtained in 4Q10 totaled US$ 24.3 million, which is similar to the US$ 24.2 million reported in 3Q10. In 4Q, premiums in the property and casualty, health and life segments increased significantly. Nevertheless, 4Q10’s result falls below 4Q09’s figure of US$ 29.0 million. This is mainly attributable to the evolution of the property and casualty business (PPS) this quarter, which was marked by a higher loss ratio of 54.8% compared to 35.6% in 4Q09 due to severity incurred during the last quarter of the year.

The underwriting result obtained in 2010 totaled US$ 93.4 million, which exceeds last year’s result by 16.9%. This significant growth is due to a lower loss ratio of 63.6% versus 65.2% in 2009, which is in turn attributable to a disciplined approach to underwriting and portfolio diversification.

The quarterly result reported earnings of US$ 24.4 million in financial income in comparison to US$ 25.3 million in 3Q10 and US$ 19.0 million in 4Q09.

General expenses totaled US$ 29.4 million, remaining stable with regard to 3Q10 but falling below the US$ 31.4 million reported in 4Q09. This is due primarily to

i)     a provisions reversal for legal fees paid to third parties and

ii)    a provisions release for uncollectible reinsurance reserves, both in the property and casualty segment (PPS).

In 2010, the ratio of general expenses over net earned premiums reached 21.5%, which is slightly higher than last year’s result of 20.8%.

Finally, Pacifico’s contribution to Credicorp benefitted this last 4Q of the acquisition of ALICO’s shares of the Pacifico group, especially since the profitable life insurance business contributes now almost 100% of its income to the group vs. about 50 % before the acquisition. Such contribution reached this 4Q US$ 16.0 million which exceeded 3Q10’s figure and topped the earnings of US$ 12.4 million reported in 4Q09.

US$ thousand	Net earnings				Total Contribution
Period	PPS	PV	EPS*	PGA	to BAP
4Q09	9,093	10,476	700	20,264	12,372
1Q10	5,789	7,759	1,495	15,043	8,492
2Q10	8,095	10,487	1,878	20,461	12,518
3Q10	7,599	6,962	1,825	16,386	10,439
4Q10	6,737	8,667	1,045	16,450	15,962
QoQ	-11.3%	24.5%	-42.7%	0.4%	52.9%
YoY	-25.9%	-17.3%	49.4%	-18.8%	29.0%
*Includes Médica, an additional company which offers medical assistance services.

Pacífico General Insurance (PPS)

PPS’s net income in 2010 totaled US$ 28.2 million, which is improvement over the US$ 26.2 million obtained in 2009. This is attributable primarily to: i) a loss ratio of 50.5% in 2010 versus 53.1% in 2009, ii) 5.0% growth in net earned premiums and iii) higher financial income, which reported an increase of 8.5% YoY.

Net income in 4Q10 reached US$ 6.7 million versus US$ 7.6 million in 3Q10 and US$ 9.1 million in 4Q09. This is mainly attributable to higher net claims corresponding to severity incurred in the property and casualty line.

Technical Results by Business Unit

	4Q10				3Q10				4Q09
US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	22.3	16.0	16.1	54.3	20.8	16.0	14.3	51.1	20.4	15.0	17.0	52.4
Underwriting results	9.2	2.2	6.1	17.4	7.3	3.3	9.9	20.5	9.3	4.4	11.7	25.4
Loss ratio	37.7%	77.2%	56.4%	54.8%	42.5%	70.8%	16.1%	44.0%	31.3%	62.2%	17.4%	35.6%
Underwriting results / net earned premiums	41.1%	13.7%	37.9%	32.1%	35.1%	20.6%	69.1%	40.1%	45.7%	29.3%	68.7%	48.5%

•	Net earned premiums for Car Insurance totaled US$ 22.3 million in 4Q10, which indicates an increase with regard to the US$ 20.8 million in 3Q10 and US$ 20.4 million in 4Q09.

The net earned premium in the Car line was US$ 19.7 million in 4Q10; this indicates a QoQ increase that is primarily due to higher new car sales in the market as well as the consolidation of new commercial channels.

The Statutory Auto Liability line (SOAT) earned direct premiums in 4Q10 for a total of US$ 2.8 million, which falls below the result obtained in 3Q10 of US$ 3.3 million. This is due primarily to a seasonal component that leads to higher sales in the third quarter of the year.

•
During 4Q10, the Private Health Insurance line reported net earned premiums of US$ 16.0 million, which is similar to the result obtained in 3Q10 but 6% higher than that reported in 4Q09. The loss ratio of 77.2% exceeded the 70.8% reported in 3Q10 and the 62.2% obtained in 4Q09.  This is attributable to severity incurred internationally and in international health product lines.  Despite this quarterly increase, the loss ratio in 2010 was low: 70.7%. Additionally, in terms of market share, Pacifico Insurance is currently market leader in this segment.

The Property and Casualty line (P & C) obtained net earned premiums of US$ 16.1 million, which is slightly above the figure reported in 3Q10 and US$ 1 million lower than that registered in 4Q09. The YoY variation is attributable to an increase in the percentage of ceded premiums, which went from 60% in 4Q09 to 68% in 4Q10 due to an increase in direct premiums (15%), mainly  Fire  (+27%) and Technical Lines (+27%), which represent the highest volatility segments. The loss ratio increased from 17.4% in 4Q09 to 56.4% in 4Q10 due to a severe loss, which was adequately absorbed by the volume and quality of the property and casualty portfolio.

At the end of the period, business was stable. This was achieved by consistent use of efficient underwriting criteria over the past few years and the decision to retain risks that imply less volatility. Expert pricing and more extensive diversification were also key factors in this success.

PPS’s net financial income reached earnings of $6.4 million in 4Q10, registering an increase over the US$ 5.8 million obtained in 3Q10. This is attributable to higher dividends and interest income.

In summary, the following aspects of PPS’s property and casualty segment stand out this quarter:

i)      net premium income totaled US$ 54.3 million while

ii)     total operating costs reached US$ 15.6 million. These results led to

iii)    a combined ratio this quarter of 96.7%, of which 54.8 points correspond to losses and loss adjustment expenses, 13.1 to business acquisition costs and the remaining 28.8 to general or administrative expenses.

Pacífico Vida (PV)

Pacifico Vida obtained earnings before minority interest of US$ 8.7 million in 4Q10, which is an improvement over 3Q10’s US$ 7.0 million.

The underwriting result obtained in 4Q10 of US$ 2.1 million is primarily attributable to:

i)        the increase in net earned premiums of US$ 38.1 million in 4Q10 versus US$ 35.9 million in 3Q10, which in turn led to an increase of consolidate underwriting reserves related to higher annuity life insurance sales,

ii)       lower net losses in the fourth quarter of the year, falling from US$ 25.2 million in 3Q10 to US$ 23.4 million in 4Q10 and

iii)      lower net underwriting expenses, which totaled US$ 1.5 million in 4Q10 versus US$ 2.3 million in 3Q10 due to reinsurance income.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	4Q10	3Q10	4Q09	QoQ	YoY
Individual life	15.4	14.8	13.2	4.1%	16.3%
Individual annuity	36.0	29.0	9.9	24.3%	264.0%
Disability & survivor (Pension)	12.2	11.5	8.8	6.8%	39.4%
Credit Life	9.6	9.0	6.5	7.1%	47.6%
Personal accidents	3.1	3.0	2.8	2.2%	9.6%
Group life (Law)	2.5	2.4	2.1	0.4%	17.4%
Group life	3.0	2.8	3.1	10.3%	-3.4%
Limited workers compensation	3.6	3.5	2.8	1.3%	24.9%
TOTAL	85.4	75.9	49.3	12.5%	73.1%

Net financial expenses totaled US$17.8 million this quarter versus US$19.2 million in 3Q10. This decline is due to an inflation adjustment in VAC bonds (constant value – quarterly adjustment for deflation).

General expenses in 4Q10 increased 13% with regard to 3Q10 to reach US$9.9 million. This was due primarily to provisions and liquidations.

After deducting minority interest of US$ 3.3 million, net income in the life segment totaled US$ 5.4 million in 4Q10, which represents a 25% increase QoQ.

Pacífico Salud (EPS)

During 4Q10, Pacífico Salud reported net earned premiums of US$ 39.7 million, which tops both the US$ 38.6 million obtained in 3Q10 and the US$ 34.0 million registered in 4Q09. This was attributable primarily to new affiliates. The overall loss ratio was 80.7% in 4Q10. This figure falls below the 84.5% reported in 4Q09 thanks to improvements in loss underwriting despite an increase in claims in the last quarter of 2010, which caused the ratio to increase with regard to 3Q10’s figure.

General expenses totaled US$ 4.2 million, registering an increase, attributable to higher advertising and publicity expenses as well as yearly bonus payments. Consequently, net earnings in 4Q10 totaled US$ 1.0 million, which falls below the US$ 1.8 million reported in 3Q10 but is nevertheless higher than the net earnings of US$ 0.7 million in 4Q09.

In summary, growth was significant in 2010. Net income during the period totaled US$ 6.2 million, which represents a substantial improvement over the US$ 2.6 million reported in 2009. This success is attributable to improvements in operating processes, adequate underwriting policies and effective expense control.

VIII. Economic Outlook

Economic Activity

Economic growth in 4Q10 is estimated at 8.9%. This figure, although higher than initially expected, reflects a slower pace of growth. In this context, growth in 2010 was calculated at 9.0%.   This annual expansion was attributable to non-primary sectors- particularly construction (13.9%) and manufacturing (13.6%) - and was offset by a contraction in primary sectors, including fishing (-29.1%) and mining (-0.1%). External and public demand continued to lag but private demand was vigorous despite lower stimulus from public works and higher financing costs due to the liquidity restrictions implemented by the Central Bank (increase in reserve requirements). It is important to emphasize that this shows that the private sector’s position is solid, which is reflected in the indicators linked with investment (manufacturing and import of capital goods, construction), which continued to be dynamic throughout 4Q10.

Despite the fact that this is an elections year, the country’s risk indicators have remained stable. This indicates that the political scenario should have little impact on economic activity.  As such, and in line with growth in 2010, the Peruvian economy is expected to expand 7.0% in 2011. This forecast is based, as it has been for the past several years, on the evolution of private investment and productive sectors linked to demand such as construction and manufacturing.

External Sector

In 4Q10, the trade balance reported a surplus of approximately US$ 1,500 million, which is slightly higher than last quarter’s figure. This is due to an increase in the prices for the country’s primary exports (especially minerals), which was offset by growth in imports (close to 35% a year) due to the fact that internal demand remains dynamic.    It is important to mention that in real terms, exports have varied little as the international recovery has been slow.

The trade balance remained positive but higher mineral prices have allowed non-domiciled companies to increase their earnings remittances to company headquarters.  This, however, has increased the current account deficit. In this scenario, the external deficit in 2010 was estimated at 1.8% of GDP and this figure could rise in 2011 as investment picks up.  Nevertheless, investment flows, including direct foreign and portfolio-related investment, were more than sufficient to cover this deficit and led to an accumulation in international reserves. At the end of 2010, BCR’s net international reserves totaled US$ 44,105 million, which reflects an increase of US$ 10,970 million during 2010.

Prices and Exchange Rate

At the end of 2010, annual inflation was situated at 2.1%, which is slightly above BCR’s target. This is due primarily to an increase in food prices during the first half of the year, which was attributable to supply factors. During the last four months of 2010, this trend was reversed and the food and beverage group reported an accumulated inflation of 2.5% during 2010.  This modest variation, nonetheless, was offset by higher inflation relative to fuel and electricity.  Despite this evolution, agents’ expectations remained stable in line with the evolution of core inflation, which was situated between 1.9% and 2.1% throughout the year (around the center of the inflation target).

In 2011, core inflation is expected to remain around 2.0% and overall inflation should situate close to the upper limit of the target range (1%-3%), driven by an increase in commodity prices.

At the end of 2010, the exchange rate demonstrated a depreciatory trend (the opposite of the situation reported during the first half of the year). This was due primarily to an increase in risk aversion attributable to growing uncertainty in the euro zone.  Despite this trend reversal, the Nuevo Sol was the most stable currency in Latin America in 201. This was due to BCR’s purchases, which totaled approximately US$ 9 billion in 2010. In this scenario, the exchange rate closed at 2.81 Nuevos Soles per US Dollar at the end of 2010. This represents an appreciation of 1.7% during 2010.

Fiscal Sector

Total central government collections continued to demonstrate an upward trend in November. This was attributable to the good performance of internal demand and higher commodities prices in the last few months of the year. This led to higher tax collections for income tax and value-added tax. In this scenario, tax income reported annual growth of 22.2% in November, which is the highest figure recorded since May 2007. This was due primarily to higher value-added tax collections, which was in turn attributable to the fact that the economy was more dynamic in 2010 than 2009. Sunat believes that this favorable trend continued in December but annual growth was more than likely a bit lower due to higher comparative results in December 2009.

Due to an increase in non-financial public sector income, BCR has revised its estimate for the fiscal deficit. This figure is currently 0.9% of GDP (versus a previous estimate of 1.1% of GDP).   The Minister of Economy has said that a deficit close 1.0% will give the government room for fiscal maneuvering if the international context deteriorates.

Banking System

In November, the private sector’s loan balance increased 2.3% MoM. This was attributable to loans in Nuevos Soles and in US Dollars, which grew 2.9% and 1.7% respectively.  In annual terms, loans grew 20.2% at a pace that increased from February 2010 on. The private sector’s loan dollarization coefficient, not including foreign branches, was 44.2% at the end of 2010 (similar to October). The Central Bank believes that this coefficient is on the decline, due primarily to the fact that the local currency has strengthened.

Finally a progressive increase has been observed in interest rates in Nuevos Soles, in line with increases in the Central Bank’s reference rate. The first rate to line up was TIPMN, which went from 1.81% in December to 1.89% in January. TAMN remained low during the last few months of 2010, reporting 18.81% and 18.78% in November and December respectively. Nevertheless, the evolution of active interest rates is differentiated as some rise (aligning with the Central Bank’s new position) while others, such as active rates for micro lending and mortgage loans, continue to fall.

Main Financial Indicators

	2008	2009					2010
	Year	IQ	2Q	3Q	4Q	Year	IQ	2Q	3Q
GDP (US$ million)	127,643	27,914	31,927	32,010	35,302	127,153	35,224	39,062	38,475
Real GDP (var. %)	9.8	1.9	-1.2	-0.6	3.4	0.9	6.2	10.2	9.7
GDP per-capita (US$)	4,532	3,888	4,407	4,379	4,786	4,365	4,733	5,202	5,078
Domestic demand (var. %)	12.1	-0.8	-5.8	-5.0	0.4	-2.9	8.4	14.2	15.1
Consumption (var. %)	8.7	4.1	1.6	1.0	2.8	2.4	5.4	5.8	6.2
Private Investment (var. %)	28.3	4.3	-16.0	-14.6	-5.9	-8.6	12.3	29.5	26.8
CPI (annual change, %)	6.7	4.8	3.1	1.2	0.3	0.3	0.8	1.6	2.4
Exchange rate, eop (S/. per US$)	3.14	3.16	3.01	2.88	2.89	2.89	2.84	2.84	2.79
Devaluation (annual change, %)	4.7	15.2	1.5	-3.1	-8.0	-8.0	-10.2	-5.6	-3.2
Exchange rate, average (S/. per US$)	2.92	3.18	3.02	2.96	2.89	3.01	2.84	2.84	2.81
Non-Financial Public Sector (% of GDP)	2.1	2.6	1.8	-3.2	-8.2	-1.9	3.0	1.9	-1.3
Central government current revenues (% of GDP)	18.2	16.5	16.7	15.3	15.2	15.9	18.2	17.9	16.6
Tax Income (% of GDP)	15.6	14.6	14.1	13.0	13.4	13.8	15.4	15.6	14.3
Non Tax Income (% of GDP)	2.6	1.9	2.6	2.2	1.8	2.1	2.7	2.3	2.2
Current expenditures (% of GDP)	12.4	11.8	10.7	14.8	13.5	12.7	11.3	10.3	13.3
Capital expenditures (% of GDP)	4.4	3.5	4.5	6.1	10.1	6.1	3.9	5.9	6.4
Trade Balance (US$ million)	3,090	513	1,335	1,838	2,188	5,873	1,574	1,548	1,442
Exports (US$ million)	31,529	5,396	6,161	7,169	8,159	26,885	7,908	8,157	9,262
Imports (US$ million)	28,439	4,883	4,827	5,330	5,971	21,011	6,334	6,609	7,820
Current Account Balance (US$ million)	-4,723	-391	106	264	267	247	-533	-354	-846
Current Account Balance (% of GDP)	-3.7	-1.4	0.3	0.8	0.8	0.2	-1.5	-0.9	-2.2
Source: BCR, INEI, estimated by BCP.

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$  thousand, IFRS)

		As of		Change %
	Dec 10	Sep 10	Dec 09	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	1,624,377	961,902	938,486	68.9%	73.1%
Interest bearing	6,958,478	2,906,126	2,898,172	139.4%	140.1%
Total cash and due from banks	8,582,856	3,868,028	3,836,658	121.9%	123.7%

Marketable securities, net	114,430	73,986	70,774	54.7%	61.7%

Loans	14,393,358	13,409,258	11,585,635	7.3%	24.2%
Current	14,183,610	13,195,983	11,401,113	7.5%	24.4%
Past due	209,748	213,275	184,523	-1.7%	13.7%
Less - net provisions for possible loan losses	(415,703)	(411,736)	(354,355)	1.0%	17.3%
Loans, net	13,977,655	12,997,522	11,231,281	7.5%	24.5%

Investments securities available for sale	3,793,527	7,630,494	5,079,606	-50.3%	-25.3%
Reinsurance assets	160,249	145,945	137,098	9.8%	16.9%
Premiums and other policyholder receivables	129,136	122,643	121,338	5.3%	6.4%
Property, plant and equipment, net	373,318	359,687	338,535	3.8%	10.3%
Due from customers on acceptances	70,331	57,901	96,423	21.5%	-27.1%
Other assets	1,249,973	1,343,867	1,116,395	-7.0%	12.0%

Total assets	28,451,474	26,600,072	22,028,107	7.0%	29.2%

LIABILITIES AND NET SHAREHOLDERS¨ EQUITY
Deposits and Obligations
Non-interest bearing	4,360,556	4,062,688	3,297,995	7.3%	32.2%
Interest bearing	13,724,755	12,589,321	10,793,833	9.0%	27.2%
Total deposits and Obligations	18,085,310	16,652,009	14,091,828	8.6%	28.3%

Due to banks and correspondents	2,262,446	1,719,880	2,256,659	31.5%	0.3%
Acceptances outstanding	70,331	57,901	96,423	21.5%	-27.1%
Reserves for property and casualty claims	1,008,724	962,422	878,767	4.8%	14.8%
Reserve for unearned premiums	187,599	163,362	140,024	14.8%	34.0%
Reinsurance payable	60,775	65,112	48,009	-6.7%	26.6%
Bonds and subordinated debt	2,985,500	3,067,395	1,287,022	-2.7%	132.0%
Other liabilities	898,640	992,131	726,023	-9.4%	23.8%
Minority interest	53,789	230,546	186,496	-76.7%	-71.2%
Total liabilities	25,613,115	23,910,758	19,711,251	7.1%	29.9%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,712)	(74,712)	(74,242)	0.0%	0.6%
Capital surplus	119,637	119,637	130,341	0.0%	-8.2%
Reserves	1,385,098	1,385,098	1,059,344	0.0%	30.8%
Unrealized gains	341,844	327,666	237,446	4.3%	44.0%
Retained earnings	594,580	459,713	492,055	29.3%	20.8%
Net shareholders' equity	2,838,360	2,689,315	2,316,856	5.5%	22.5%

Total liabilities and net shareholders' equity	28,451,474	26,600,072	22,028,107	7.0%	29.2%

Contingent credits	9,257,732	9,222,042	2,528,135	0.4%	266.2%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousand, IFRS)

	Quarter			Change %		Year ended		Change %
	4Q10	3Q10	4Q09	QoQ	YoY	Dec 10	Dec 09	Dec 10 / Dec 09
Interest income and expense
Interest and dividend income	396,782	374,572	329,796	5.9%	20.3%	1,448,192	1,312,692	10.3%
Interest expense	(114,652)	(103,134)	(91,834)	11.2%	24.8%	(390,605)	(420,774)	-7.2%
Net interest income	282,131	271,438	237,963	3.9%	18.6%	1,057,587	891,918	18.6%

Net provisions for loan losses	(48,304)	(52,303)	(44,044)	-7.6%	9.7%	(174,682)	(163,392)	6.9%

Non financial income
Fee income	136,146	134,813	126,163	1.0%	7.9%	524,895	436,819	20.2%
Net gain on foreign exchange transactions	28,907	26,211	23,256	10.3%	24.3%	104,169	92,389	12.8%
Net gain on sales of securities	10,725	27,894	10,956	-61.5%	-2.1%	83,444	111,106	-24.9%
Other	16,088	5,069	13,749	217.4%	17.0%	37,707	40,551	-7.0%
Total non financial income, net	191,866	193,987	174,124	-1.1%	10.2%	750,215	680,866	10.2%

Insurance premiums and claims
Net premiums earned	126,986	120,702	115,107	5.2%	10.3%	480,293	424,682	13.1%
Net claims incurred	(16,650)	(10,690)	(7,967)	55.7%	109.0%	(54,914)	(59,248)	-7.3%
Increase in cost for life and health policies	(67,838)	(65,793)	(62,111)	3.1%	9.2%	(260,658)	(227,210)	14.7%
Total other operating income, net	42,498	44,220	45,029	-3.9%	-5.6%	164,721	138,225	19.2%

Operating expenses
Salaries and employees benefits	(127,082)	(115,235)	(108,303)	10.3%	17.3%	(466,649)	(392,365)	18.9%
Administrative, general and tax expenses	(101,194)	(81,463)	(93,152)	24.2%	8.6%	(341,123)	(312,256)	9.2%
Depreciation and amortization	(22,814)	(21,469)	(19,890)	6.3%	14.7%	(85,679)	(73,222)	17.0%
Merger expenses	-	-	-	100.0%	100.0%	-	-
Other	(36,354)	(25,115)	(38,719)	44.8%	-6.1%	(110,294)	(120,797)	-8.7%
Total operating expenses	(287,444)	(243,281)	(260,064)	18.2%	10.5%	(1,003,744)	(898,639)	11.7%

Operating Income*	180,747	214,060	153,008	-15.6%	18.1%	794,097	648,977	22.4%
Translation result	(7,074)	14,467	1,075	-148.9%	-758.2%	24,128	12,371	95.0%
Workers’ profit sharing	(5,696)	(8,039)	(1,734)	-29.1%	228.5%	(27,828)	(18,412)	51.1%
Income taxes	(35,759)	(54,902)	(19,378)	-34.9%	84.5%	(187,081)	(138,500)	35.1%

Net income	132,217	165,586	132,971	-20.2%	-0.6%	603,315	504,435	19.6%
Minority interest	2,935	9,360	10,675	-68.6%	-72.5%	32,013	34,651	-7.6%

Net income attributed to Credicorp	129,282	156,226	122,296	-17.2%	5.7%	571,302	469,783	21.6%
*Income before translation results, workers' profit sharing and income taxes.

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

		Quarter		Year ended
	4Q10	3Q10	4Q09	Dec 10	Dec 09
Profitability
Net income per common share (US$ per share)(1)	1.62	1.96	1.53	7.16	5.89
Net interest margin on interest earning assets (2)	4.62%	4.85%	5.06%	4.83%	4.86%
Return on average total assets (2)(3)	1.9%	2.5%	2.3%	2.2%	2.2%
Return on average shareholders' equity (2)(3)	18.7%	24.4%	22.0%	22.7%	24.1%
No. of outstanding shares (million)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	1.46%	1.59%	1.59%	1.46%	1.59%
Reserves for loan losses as a percentage of total past due loans	198.2%	193.1%	192.0%	198.2%	192.0%
Reserves for loan losses as a percentage of total loans	2.9%	3.1%	3.1%	2.9%	3.1%

Operating efficiency
Oper. expenses as a percent. of total income (5)	43.7%	39.4%	44.0%	41.2%	42.1%
Oper. expenses as a percent. of av. tot. Assets (2)(3)(5)	3.6%	3.5%	4.1%	3.5%	3.7%

Average balances (US$ million) (3)
Interest earning assets	24,428.32	22,400.67	18,805.21	21,874.45	18,369.45
Total assets	27,525.77	25,214.79	21,400.28	25,590.63	21,192.88
Net shareholder´s equity	2,763.84	2,561.19	2,223.48	2,561.32	2,011.97
(1)	Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Net of treasury shares. The total number of shares was of 94.38 million.
(5)	Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.
Operating expenses do not include other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousand, IFRS)

		As of		Change %
	Dec 10	Sep 10	Dec 09	QoQ	YoY
ASSETS
Cash and due from banks	8,491,686	3,720,491	3,724,635	128.2%	128.0%
Cash and BCRP	7,251,328	3,196,863	2,964,509	126.8%	144.6%
Deposits in other Banks	1,174,351	523,098	683,527	124.5%	71.8%
Interbanks	59,000	-	75,000	100.0%	-21.3%
Accrued interest on cash and due from banks	7,007	530	1,599	1222.1%	338.2%

Marketable securities, net	114,430	73,986	70,318	54.7%	62.7%

Loans	14,334,841	13,326,601	11,577,303	7.6%	23.8%
Current	14,125,859	13,114,103	11,393,557	7.7%	24.0%
Past Due	208,982	212,498	183,746	-1.7%	13.7%
Less - net provisions for possible loan losses	(414,806)	(410,814)	(353,348)	1.0%	17.4%
Loans, net	13,920,035	12,915,787	11,223,955	7.8%	24.0%

Investment securities available for sale	1,503,201	5,336,436	3,026,542	-71.8%	-50.3%
Property, plant and equipment, net	308,361	294,873	278,202	4.6%	10.8%
Due from customers acceptances	70,331	57,901	96,423	21.5%	-27.1%
Other assets	968,903	1,074,535	1,143,234	-9.8%	-15.2%

Total assets	25,376,947	23,474,009	19,563,309	8.1%	29.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	17,069,818	15,642,366	14,465,809	9.1%	18.0%
Demand deposits	5,597,674	5,257,055	4,440,643	6.5%	26.1%
Saving deposits	4,244,940	3,953,997	3,539,917	7.4%	19.9%
Time deposits	5,872,455	5,267,355	5,361,410	11.5%	9.5%
Severance indemnity deposits (CTS)	1,313,122	1,127,933	1,069,267	16.4%	22.8%
Interest payable	41,627	36,026	54,572	15.5%	-23.7%

Due to banks and correspondents	3,646,026	3,181,057	1,278,245	14.6%	185.2%
Bonds and subordinated debt	1,957,343	2,004,124	1,228,901	-2.3%	59.3%
Acceptances outstanding	70,331	57,901	96,423	21.5%	-27.1%
Other liabilities	636,874	720,209	813,959	-11.6%	-21.8%

Total liabilities	23,380,392	21,605,657	17,883,337	8.2%	30.7%

Net shareholders' equity	1,992,545	1,864,471	1,675,533	6.9%	18.9%
Capital stock	783,213	783,213	667,250	0.0%	17.4%
Reserves	388,309	388,309	388,275	0.0%	0.0%
Unrealized Gains and Losses	157,564	131,056	106,708	20.2%	47.7%
Retained Earnings	187,143	187,143	115,922	0.0%	61.4%
Income for the year	476,316	374,750	397,378	27.1%	19.9%

Minority interest	4,010	3,881	4,439	3.3%	-9.7%

Total liabilities and net shareholders' equity	25,376,947	23,474,009	19,563,309	8.1%	29.7%

Contingent credits	9,095,512	9,210,482	7,780,722	-1.2%	16.9%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousand, IFRS)

	Quarter			Change %		Year to date		Change %
	4Q10	3Q10	4Q09	QoQ	YoY	Dec 10	Dec 09	Dec 10 / Dec 09
Interest income and expense
Interest and dividend income	368,460	345,937	301,319	6.5%	22.3%	1,331,867	1,204,914	10.5%
Interest expense	(113,927)	(103,663)	(90,086)	9.9%	26.5%	(387,233)	(406,697)	-4.8%
Net interest and dividend income	254,533	242,274	211,233	5.1%	20.5%	944,634	798,217	18.3%
Net provision for loan losses	(48,531)	(52,614)	(44,933)	-7.8%	8.0%	(175,773)	(165,104)	6.5%

Non financial income
Banking services commissions	120,136	120,839	109,546	-0.6%	9.7%	461,775	368,067	25.5%
Net gain on foreign exchange transactions	28,909	26,354	23,430	9.7%	23.4%	104,361	93,462	11.7%
Net gain on sales of securities	2,264	18,987	9,185	-88.1%	-75.4%	51,139	101,349	-49.5%
Other	8,603	1,168	2,816	636.6%	205.5%	17,367	15,067	15.3%
Total non financial income,net	159,912	167,348	144,977	-4.4%	10.3%	634,642	577,945	9.8%

Operating expenses
Salaries and employees benefits	(105,187)	(95,404)	(89,486)	10.3%	17.5%	(389,997)	(328,469)	18.7%
Administrative expenses	(81,579)	(67,549)	(79,622)	20.8%	2.5%	(282,779)	(266,363)	6.2%
Depreciation and amortization	(18,796)	(17,392)	(16,153)	8.1%	16.4%	(69,448)	(58,709)	18.3%
Other	(9,251)	(4,406)	(12,695)	110.0%	-27.1%	(25,853)	(38,882)	-33.5%
Total operating expenses	(214,813)	(184,751)	(197,956)	16.3%	8.5%	(768,077)	(692,423)	10.9%

Operating income*	151,101	172,257	113,321	-12.3%	33.3%	635,426	518,635	22.5%
Translation result	(6,281)	12,896	12,609	-148.7%	-149.8%	23,267	7,802	198.2%
Workers’ profit sharing	(8,288)	(6,699)	(2,041)	23.7%	306.1%	(27,286)	(16,463)	65.7%
Income taxes	(34,815)	(39,683)	(16,166)	-12.3%	115.4%	(154,399)	(111,421)	38.6%
Minority interest	(150)	(151)	(325)	-0.7%	-53.8%	(691)	(1,175)	-41.2%
Net income	101,567	138,620	107,398	-26.7%	-5.4%	476,317	397,378	19.9%
*Income before translation results, workers' profit sharing and income taxes.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	4Q10	3Q10	4Q09	Dec 10	Dec 09
Profitability
Net income per common share (US$ per share) (1)	0.040	0.054	0.042	0.186	0.155
Net interest margin on interest earning assets (2)	4.5%	4.8%	5.0%	4.8%	4.8%
Return on average total assets (2)(3)	1.7%	2.5%	2.3%	2.1%	2.1%
Return on average shareholders' equity (2)(3)	21.1%	31.3%	26.6%	26.8%	26.6%
No. of outstanding shares (million)	2,557.70	2,557.70	2,557.70	2,557.70	2,557.70

Quality of loan portfolio
Past due loans as a percentage of total loans	1.46%	1.59%	1.59%	1.46%	1.59%
Reserves for loan losses as a percentage of total past due loans	198.5%	193.3%	192.3%	198.5%	192.3%
Reserves for loan losses as a percentage of total loans	2.9%	3.1%	3.1%	2.9%	3.1%

Operating efficiency
Oper. expenses as a percent. of total income (4)	50.9%	46.3%	53.8%	49.1%	51.9%
Oper. expenses as a percent. of av. tot. Assets (2)(3)(4)	3.4%	3.3%	4.0%	3.3%	3.5%

Capital adequacy
Total Regulatory Capital (US$ million)	1,964.1	1,984.8	1,888.3	1,964.1	1,888.3
Tier I capital (US$ million)	1,558.9	1,561.0	1,450.0	1,558.9	1,450.0
BIS ratio (5)	12.8%	13.9%	14.5%	12.8%	14.5%

Average balances (US$ million) (3)
Interest earning assets	22,500.7	20,147.4	16,826.9	19,832.4	16,579.6
Total Assets	24,425.5	22,171.5	18,721.8	22,593.5	18,538.7
Net shareholders' equity	1,928.5	1,772.1	1,615.9	1,778.8	1,496.7
(1) Shares outstanding of 2,228 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions.
Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.
(5) Regulatory Capital / risk-weighted assets.  Risk weighted assets include market risk, credit risk and operational risk.

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES
(In US$ thousand)

	Balance to and for the period of Three month ending			Year to date		Change %
	31 Dec 10	30 Sep 10	31 Dec 09					Dec 10 /
	4Q10	3Q10	4Q09	Dec 10	Dec 09	QoQ	YoY	Dec 09
Results
Total Premiums	229,988	202,871	172,697	751,857	608,824	13.4%	33.2%	23.5%
Ceded Premiums	44,773	37,986	34,968	125,775	101,743	17.9%	28.0%	23.6%
Unearned premium reserves	54,045	40,675	18,582	130,085	67,567	32.9%	190.8%	92.5%
Net earned premiums	131,169	124,210	119,146	495,997	439,515	5.6%	10.1%	12.9%
Direct claims	94,503	79,716	92,473	346,053	335,959	18.5%	2.2%	3.0%
Ceded claims	10,014	3,233	22,396	30,481	49,501	209.8%	-55.3%	-38.4%
Net claims	84,488	76,483	70,078	315,572	286,457	10.5%	20.6%	10.2%
Direct commissions	21,534	21,709	17,970	81,291	69,139	-0.8%	19.8%	17.6%
Commissions received	3,280	3,212	2,395	11,678	9,565	2.1%	37.0%	22.1%
Net commissions	18,254	18,497	15,575	69,613	59,574	-1.3%	17.2%	16.9%
Technical expenses	8,149	7,556	7,267	28,808	24,777	7.9%	12.1%	16.3%
Technical resolves	3,998	2,531	2,749	11,395	11,202	58.0%	45.4%	1.7%
Net technical expenses	4,152	5,025	4,518	17,413	13,574	-17.4%	-8.1%	28.3%
Underwriting results	24,275	24,205	28,976	93,399	79,909	0.3%	-16.2%	16.9%

Financial income	17,435	17,766	16,043	70,689	61,471	-1.9%	8.7%	15.0%
Gains on sale of real state and secutirities	6,552	5,768	2,262	18,775	12,173	13.6%	189.6%	54.2%
Net property and rental income	1,052	1,117	1,147	4,505	4,025	-5.8%	-8.2%	11.9%
(-) Financial expenses	640	(621)	493	1,788	2,017	-203.0%	29.8%	-11.4%
Financial income, net	24,400	25,272	18,960	92,181	75,652	-3.5%	28.7%	21.8%

Salaries and benefits	16,883	14,768	14,258	58,657	46,713	14.3%	18.4%	25.6%
Administrative expenses	12,563	14,593	17,128	48,202	44,777	-13.9%	-26.7%	7.6%
Third party services	5,932	6,841	5,039	22,948	17,806	-13.3%	17.7%	28.9%
Management expenses	2,666	2,544	2,192	9,698	7,303	4.8%	21.6%	32.8%
Provisions	1,735	1,796	5,204	6,635	5,819	-3.4%	-66.7%	14.0%
Taxes	1,893	1,384	1,697	5,852	5,441	36.8%	11.5%	7.6%
Other expenses	338	2,029	2,997	3,068	8,408	-83.3%	-88.7%	-63.5%
General expenses	29,446	29,360	31,386	106,859	91,489	0.3%	-6.2%	16.8%

Other income	2,321	20	945	2,894	1,778	11675.9%	145.5%	62.8%
Traslations results	(547)	1,516	382	2,503	4,474	-136.1%	-243.2%	-44.1%
Employee participation and income tax	4,553	5,267	(2,388)	15,778	8,637	-13.6%	-290.7%	82.7%

Income before minority interest	16,450	16,386	20,264	68,340	61,687	0.4%	-18.8%	10.8%
Minority interest	3,294	2,645	3,981	12,872	12,495	24.5%	-17.3%	3.0%

Net income	13,157	13,741	16,283	55,468	49,192	-4.3%	-19.2%	12.8%

Balance (end of period)

Total Assets	1,783,115	1,739,047	1,498,255	1,783,115	1,498,255	2.5%	19.0%	19.0%
Invesment on securities and real state (1)	1,269,293	1,259,896	1,057,162	1,269,293	1,057,162	0.7%	20.1%	20.1%
Technical reserves	1,196,506	1,126,039	1,019,551	1,196,506	1,019,551	6.3%	17.4%	17.4%
Net equity	330,701	338,320	265,219	330,701	265,219	-2.3%	24.7%	24.7%

Ratios

Ceded	19.5%	18.7%	20.2%	16.7%	16.7%
Gross loss ratio	41.1%	39.3%	53.5%	46.0%	55.2%
Loss ratio	64.4%	61.6%	58.8%	63.6%	65.2%
Acquisition costs/ earned premium	13.9%	14.9%	13.1%	14.0%	13.6%
Commissions + technical expenses, net / net earned premiums	17.1%	18.9%	16.9%	17.5%	16.6%
Underwriting results / total premium	10.6%	11.9%	16.8%	12.4%	13.1%
Underwriting results / net earned premiums	18.5%	19.5%	24.3%	18.8%	18.2%
General expenses / net earned premiums	22.4%	23.6%	26.3%	21.5%	20.8%
Net income / total premiums	5.7%	6.8%	9.4%	7.4%	8.1%
Return on equity (2)(3)	16.7%	18.7%	6.4%	18.6%	23.9%
Return on total premiums	5.7%	6.8%	9.4%	7.4%	8.1%
Net equity / total assets	18.5%	19.5%	17.7%	18.5%	17.7%
Increase in technical reserves	29.2%	24.7%	13.5%	20.8%	13.3%
General expenses / assets (2)(3)	6.9%	7.2%	2.1%	6.5%	6.5%

Combined ratio of PPS + PS (4)	97.3%	93.8%	94.2%	94.9%	96.8%
Net claims / net earned premiums	65.6%	58.2%	54.7%	62.4%	65.6%
General expenses and commissions / net earned premiums	31.7%	35.6%	39.5%	32.5%	31.2%
(1) Real state investment were excluded
(2) Annualized
(3) Average are determined as the average of period - begging and period ending
(4) Without consolidated adjusments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2011

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative